Exhibit 99.53

AMENDED AND RESTATED OPTION AGREEMENT

ESKAY CREEK PROPERTY

BETWEEN:

BARRICK GOLD INC.

AND:

SKEENA RESOURCES LIMITED

AS OF AUGUST 3, 2020

Schedule “A”	-	Property
Schedule “A1”	-	Intentionally Deleted
Schedule “A2”	-	Permits
Schedule “B”	-	Intentionally Deleted
Schedule “C”	-	Royalty Agreement
Schedule “D”	-	Assumption Agreement
Schedule “E”	-	Road Use Agreement
Schedule “F”	-	Form of Warrant Certificate
Schedule “G”	-	Opinion of Optionee’s Counsel
Schedule “H”	-	Investor Rights Agreement

AMENDED AND RESTATED OPTION AGREEMENT

THIS AGREEMENT made as of the 3rd day of August, 2020,

BETWEEN:

Barrick Gold Inc., a company incorporated under the laws of Ontario and having an office at TD Canada Trust Tower, 3700 – 161 Bay Street, Toronto, Ontario, M5J 2S1

(the “Optionor”)

AND:

Skeena Resources Limited, a company incorporated under the laws of British Columbia and having an office at 650-1021 West Hastings Street, Vancouver, British Columbia V6E 0C3

(the “Optionee”)

WHEREAS:

A.	Optionor and Optionee are the parties to the Option Agreement dated as of December 18, 2017 (the “Original Agreement”).

B.	Optionor and Optionee wish to amend the Original Agreement by making the modifications reflected herein and to restate the Original Agreement as so amended as of the Amendment and Restatement Date.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and of the mutual covenants and provisions contained in this Agreement, the parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	For the purposes of this Agreement (including the recitals), the capitalized terms in this Agreement shall have the following meanings:

(a)	“Access Road” means the Coast Road and the Barrick Road together;

(b)	“Additional Agreements” has the meaning given to it in Section 16.1;

(c)	“Affiliate” means, in respect of any person, any other Person which, directly or indirectly, Controls, is Controlled by, or is under common Control with such Person;

(d)	“Agreement” means this agreement, including the schedules thereto;

(e)	“Amendment and Restatement Date” means the date written at the top of page 1 of this Agreement;

(f)	“Assumed Obligations and Liabilities” has the meaning given to it in Section 16.1;

(g)	“Assumption Agreement” has the meaning given to it in Section 16.1;

(h)	“Barrick/Coast Road Use Agreement” means the Road Use Agreement between Coast Mountain Hydro Corp. and Barrick dated September 23, 2010, as may be amended, supplemented or restated from time to time;

(i)	“Barrick Reclamation Activities” has the meaning set forth in Section 8.1.

(j)	“Barrick Road” means that certain restricted use road across Crown lands that provides access to Barrick’s Eskay Creek Mine commencing at approximately Km 43.3 and terminating at the Eskay Creek Mine Site at Km at 58.5 and that is the subject of the Barrick Road SUP;

(k)	“Barrick Road SUP” means Special Use Permit 17635, as may be amended, supplemented or restated from time to time;

(l)	“Buffer Zone” has the meaning given to it in Section 13.1(b);

(m)	“Business Day” means any day, other than a Saturday, Sunday or any other day that is a statutory holiday in British Colombia or Ontario;

(n)	“Canarc” has the meaning given to it in Section 20.1(a);

(o)	“Canarc JV Agreement” has the meaning given to it in Section 20.1(a);

(p)	“Change of Control” means any reverse take-over transaction or any amalgamation, merger, arrangement, acquisition, share purchase or other business transaction or series of related transactions that upon its consummation results in the beneficial shareholders of Optionee immediately prior to the initiation of such transaction or transactions ceasing to hold more than 50% of Optionee’s issued outstanding voting securities of Optionee;

(q)	“Closing” means the completion of the transfer of the Eskay Creek Assets (apart from the Barrick Road SUP) from Optionor to Optionee;

(r)	“Closing Date” has the meaning given to that term in Section 15.1;

(s)	“Coast Road” means that certain restricted use road across Crown lands that provides access to the Barrick Road and that commences at approximately Km 4 to the north side of the Volcano Creek Bridge and terminating at approximately Km 43.3 and that is the subject of Special Use Permit S25318, as may be amended;

(t)	“Common Shares” means common shares in the capital of Optionee;

(u)	“Contract Authorizations” has the meaning given to it in Section 9.2(b);

(v)	“Control” means:

(i)	when applied to the relationship between a person and a corporation, the beneficial ownership by such person at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation, or the ability of such person to otherwise elect or appoint a majority of the directors of such corporation or influence their voting through any Contract, understanding or other arrangement; and

(ii)	when applied to the relationship between a person and a partnership, joint venture or other Person, the beneficial ownership by such person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other Person in circumstances where it can reasonably be expected that such Person has the ability to direct the affairs of such partnership, joint venture or other Person;

and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a person (the “first-mentioned person”) who Controls a corporation, partnership, joint venture or other Person (the “second-mentioned person”) shall be deemed to Control: (i) any corporation, partnership, joint venture or other Person (the “third-mentioned person”) which is Controlled by the second-mentioned person, (ii) any corporation, partnership, joint venture or other Person which is Controlled by the third-mentioned person, and (iii) so on;

(w)	“Data” has the meaning given to it in Section 12.1;

(x)	“Delivered Data” means the Data that was provided by the Optionor to the Optionee prior to the date of the Original Agreement;

(y)	“Encumbrance” means any encumbrance of any kind whatever (registered or unregistered) and includes a security interest, mortgage, lien, hypothec, pledge, hypothecation, assignment, charge, security under Section 426 or Section 427 of the Bank Act (Canada), trust or deemed trust (whether contractual, statutory or otherwise arising), any easement, restrictive covenant, limitation, agreement, reservation, right of way, restriction, encroachment or burden, royalty or any other right or claim of others of any kind whatever affecting the Eskay Creek Assets, or the use thereof and any rights or privileges capable of becoming any of the foregoing but does not include Permitted Encumbrances;

(z)	“Environmental Laws” means all requirements of the common law, civil code, or of environmental, health, or safety statutes of any Governmental Entity including, but not limited to, those relating to:

(i)	noise;

(ii)	pollution or protection of the air, surface water, ground water, or land;

(iii)	solid, gaseous, or liquid waste generation, handling, treatment, storage, disposal, or transportation;

(iv)	exposure to hazardous or toxic substances; or

(v)	the closure, decommissioning, dismantling, or abandonment of any facilities, mines, or workings and the reclamation or restoration of lands;

(aa)	“Eskay Creek Assets” means:

(i)	the Property and all Facilities in, on or under the Property;

(ii)	the Coast Road and the Barrick/Coast Road Use Agreement;

(iii)	the Permits (including the Barrick Road SUP);

(iv)	the Eskay Creek Contracts; and

(v)	the Delivered Data,

but for greater certainty, excluding any security or other financial assurance posted by Barrick (or any of its predecessors) in respect of the assets described above and any Data that may exist other than the Delivered Data;

(bb)	“Eskay Creek Contracts” means:

(i)	the Barrick/Coast Road Use Agreement;

(ii)	the Land Act Leases;

(iii)	the Underlying Agreements; and

(iv)	the Aggregate Extraction Agreement dated as of September 23, 2010 between Coast Mountain Hydro Corp. and Optionor.

(cc)	“Exchange” means, as applicable, the TSX Venture Exchange or the Toronto Stock Exchange;

(dd)	“Expenditure Period” means:

(i)	in the case of the first Expenditure Period, the period commencing on the date of the Original Agreement, and terminating on the earlier of: (i) the date the Expenditure milestone in Section 6.2(a) has been achieved; and (ii) the second anniversary of the date of the Original Agreement; and

(ii)	in the case of the second Expenditure Period, the period commencing on the first day following the completion of the prior Expenditure Period and terminating on the earlier of: (i) the date the Expenditure milestone in Section 6.2(b) has been achieved; and (ii) the third anniversary of the date of the Original Agreement;

(ee)	“Expenditures” means all costs and expenditures directly incurred by Optionee or its Affiliates in connection with the maintenance, exploration and development of the Property and maintenance of the Barrick Road including, without limiting the generality of the foregoing:

(i)	all monies expended in prospecting, exploring, geological, geophysical and geochemical surveying, sampling, examining, diamond and other types of drilling, developing, dewatering, assaying, metallurgical testing, constructing, maintaining, and operating roads, trails and bridges, buildings, equipment, plant and supplies, in all cases on the Property;

(ii)	all monies expended in maintaining and improving the Barrick Road;

(iii)	maintaining the Property in good standing and fulfilling any of the requirements of any title documents, permits or applicable mining laws in British Columbia with respect to the Property and Barrick Road, including the costs of any discussions or negotiations with governmental authorities in connection therewith;

(iv)	mobilization and de-mobilization of work crews, supplies and equipment to and from the Property, including all transportation, insurance, customs brokerage and import and export taxes, fees and charges and all other governmental levies in connection therewith;

(v)	implementing and carrying out any program of surface or underground prospecting, exploring or mapping or of geological, geophysical or geochemical surveying on the Property;

(vi)	trenching or other surface or near surface sampling on the Property;

(vii)	reverse circulation, diamond or other drilling on the Property;

(viii)	drifting, raising or other underground work on the Property;

(ix)	assaying and metallurgical testing with respect to material removed from the Property;

(x)	carrying out environmental studies and preparing environmental impact assessment reports with respect to the Property;

(xi)	carrying out all required restoration and reclamation of the Property required as a result of activities thereon hereunder;

(xii)	fees, wages and salaries, of the employees of Optionee while working on or for the benefit of the exploration and development of the Property (and pro-rated for such time spent working on or for the benefit of the exploration and development of the Property), reasonable traveling expenses of all such employees engaged in work with respect to and for the benefit of the Property, reasonable expenses for food, lodging and other reasonable needs of such persons and insurance premiums paid in respect of such persons;

(xiii)	the costs of Optionee’s technical personnel who may, from time to time, provide services with respect to the Property, at rates normal to the industry and on the basis of the time actually spent by such personnel on projects benefitting the Property; and

(xiv)	an overhead charge of 5% on all direct expenses, intended to represent Optionee’s indirect overhead and other indirect costs associated with acting as operator in respect of the Property. This overhead applies to exploration and development costs only, and does not to apply to costs incurred during commercial production nor does it apply to costs incurred on or in respect of the Access Road, provided that any and all costs and expenditures directly incurred by Optionee or its Affiliates in connection with the maintenance of the Barrick Road shall be net of any monies or other consideration received by Optionee from third parties in respect of the use of the Barrick Road.

(ff)	“Facilities” means all mines and plant, including without limitation, all pits, shafts, haulage ways and other underground workings and all buildings, plants and other structures, fixtures and improvements and all other property, whether fixed or moveable, as the same may exist at any time in, on, or under, the Property;

(gg)	“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local, or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-govemmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange;

(hh)	“IFRS” means the international financial reporting standards issued by the International Accounting Standards Board, from time to time, applied on a consistent basis;

(ii)	“Indemnified Parties” has the meaning given to it in Section 13.3;

(jj)	“Independent Auditor” means an auditor selected by the managing partner in the Vancouver, Canada office of Deloitte, Inc., provided that if Deloitte, Inc. is, at the time that Optionor delivers a notice questioning the accuracy of an Expenditure Certificate, pursuant to Section 6.4, the auditor of one of the parties (or of an Affiliate thereof), the auditor shall be selected by the managing partner of a national accounting firm to be mutually agreed to by the parties;

(kk)	“Investor Rights Agreement” means the Investor Rights Agreement to be entered into at Closing by the parties in the form set out in Schedule “H” hereto.

(ll)	“Land Act Leases” means: (i) Lease No. 634309 dated for reference December 24, 1994 between Her Majesty the Queen in Right of the Province of British Columbia and Prime Resources Group Inc., as may be amended; and (ii) Lease No. 740715 dated for reference July 25, 2004 between Her Majesty the Queen in Right of the Province of British Columbia and Optionor, as may be amended;

(mm)	“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority and for certainty, includes all Environmental Laws, and Securities Laws, and the term “applicable” with respect to such laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

(nn)	“Loss” or “Losses”, in respect of any matter, means any and all costs, expenses, penalties, fines, losses, damages, liabilities and deficiencies (including, without limitation, all amounts paid in settlement, all interest and penalties and all legal and other professional fees and disbursements, including those incurred in defending any claim) arising directly or indirectly as a consequence of such matter;

(oo)	“NSR Royalty” has the meaning given to it in Section 10.1;

(pp)	“Operator” has the meaning given to it in Section 11.1;

(qq)	“Option” has the meaning assigned to that term in Section 6.2;

(rr)	“Optionee’s Public Record” means all press releases, forms, reports, schedules, financial statements, management’s discussions and analysis of financial conditions and operations, certifications, annual information forms, management information circulars, material change reports and other documents filed by Optionee on SEDAR;

(ss)	“Option Period” means the period commencing upon the date of the Original Agreement and terminating on the earlier of: (i) the date on which Optionee exercises the Option pursuant to Section 6.5; and (ii) the Option Termination Date;

(tt)	“Option Termination Date” has the meaning given to it in Sections 19.1 and 19.2;

(uu)	“Original Agreement” has the meaning given to it in the Recitals;

(w)	“Payment Shares” has the meaning given to it in Section 7.2;

(ww)	“Permit Authorizations” has the meaning given to it in Section 9.2(a);

(xx)	“Permits” means all permits, licences, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Entity entered into or obtained by Optionor (or any of its predecessors) with respect to the Eskay Creek Assets (other than the Permits) including, without limitation, the Property and any and all Facilities on or in the Property, and including those set forth in Schedule “A2”;

(yy)	“Permitted Encumbrances” means:

(i)	inchoate or statutory liens for taxes not at the time overdue and inchoate or statutory liens for overdue taxes the validity of which are being contested in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or taxes;

(ii)	statutory liens incurred or deposits made in the ordinary course of the business in connection with worker’s compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(iii)	security given to a public utility or any Governmental Entity when required in the ordinary course of the business;

(iv)	undetermined or inchoate construction or repair or storage liens arising in the ordinary course of the business, a claim for which has not been filed or registered pursuant to law or which notice in writing has not been given to the applicable Party but excluding any liens or claims by any Affiliate of such applicable Party;

(v)	all exceptions, limitations, provisos, reservations and conditions, including royalties, contained in the original or other grants or dispositions from the Crown of all or part of the Eskay Creek Assets or any interest therein and all statutory exceptions, limitations, provisos, reservations and conditions, including royalties, currently applicable to the Eskay Creek Assets including, without limitation, all applicable exceptions, limitations, provisos, reservations, and conditions, including royalties, under the Mineral Tenure Act (British Columbia), the Mines Act (British Columbia), the Mining Right of Way Act (British Columbia), the Forest Act (British Columbia), the Land Title Act (British Columbia) and the Land Act (British Columbia) and the respective regulations thereunder;

(vi)	rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services related to ordinary course of business; and

(vii)	any Encumbrance resulting from any action taken by Optionor at the request of or as required by a Governmental Entity;

(zz)	“Program” means any program to carry out exploration and related activities and incur Expenditures on the Property and includes, as the context requires, the preparation of any preliminary economic assessment, preliminary feasibility study or other feasibility study or report, and includes any amendments to a Program which may be proposed by Optionee hereunder;

(aaa)	“Property” means: (i) the mineral claims and mining leases described in Schedule “A” of this Agreement, together with any and all mineral rights, surface rights, leases, licences, permits or other rights or forms of tenure (including, but not limited to, mineral claims or mining leases) resulting from renewals, replacements, substitutions, consolidations, severances or modifications of the Property, in effect from time to time, whether extending over a greater or lesser area; and (ii) the property that is the subject of the Land Act Leases;

(bbb)	“Royalty Agreement” has the meaning given to it in Section 10.1;

(ccc)	“Securities Commission” means the applicable securities commission or regulatory authority in each of the provinces and territories of Canada in which Optionee is a reporting issuer;

(ddd)	“Securities Laws” means mean, collectively, and, as the context may require, the applicable securities laws of each of the provinces of British Columbia, Alberta and Saskatchewan, and the respective regulations and rules made under those securities laws together with all applicable policy statements, instruments, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement together with applicable published policy statements of the Canadian Securities Administrators, as the context may require, and the rule, regulations and policies of the Exchange.

(eee)	“Transfer” means, when used as a verb, to sell, grant, assign, create an Encumbrance, pledge or otherwise convey, or dispose of, or to arrange for substitute performance by an Affiliate or third party; and, when used as a noun, means such a sale, grant, assignment, Encumbrance, pledge or other conveyance or disposition, or such an arrangement;

(fff)	“Underlying Agreements” means:

(i)	the Net Smelter Return Royalty Agreement dated November 3, 2004 between Optionor and David Javorsky;

(ii)	the Option Agreement dated for reference November 4, 1988 between ARC Resources Group Ltd. and Canarc Resource Corp.;

(iii)	the Option Agreement dated for reference November 4, 1988 between ARC Resources Group Ltd. and Calpine Resources Incorporated;

(iv)	the Option and Joint Venture Agreement dated November 4, 1988 between Canarc Resource Corp. and Calpine Resources Incorporated;

(v)	the Amended and Restated Eskay Creek Royalty Agreement dated May 5, 1995 between Prime Resources Group Inc. and Euro-Nevada Mining Corporation Limited;

(vi)	the Royalty Deed dated as of August 1, 1990 between Adrian Resources Ltd. and ARC Resources Group Ltd.;

(vii)	the Transfer and Assignment Agreement dated December 22, 1994 between Prime Resources Group Inc., Stikine Resources Ltd. and Adrian Resources Ltd.;

(viii)	the Option agreement dated August 18, 1988 as amended November 4, 1988 between ARC Resources Group Ltd. and Fred Schomig; and

(ix)	any and all other agreements dated prior to the date of the Original Agreement with third parties with respect to or relating to the Property regardless of whether or not recorded in the British Columbia Gold Commissioner’s office or any other public registry;

(ggg)	“Underlying Royalties” means any and all royalties payable on or in respect of all or any portion of the Property, or in respect of any production from all or any portion of the Property pursuant to any of the Underlying Agreements;

(hhh)	“Units” means units of Optionee, each comprising one Common Share and one half of a Warrant;

(iii)	“Warrant” means a warrant to purchase a Common Share, exercisable by Optionor until the second anniversary of the Closing Date at an exercise price of $2.70 per Common Share;

(jjj)	“Warrant Shares” has the meaning given to it in Section 7.2; and

(kkk)	“Working Right” has the meaning given to it in Section 6.1.

1.2	In this Agreement, all dollar amounts are expressed in lawful currency of Canada, unless otherwise indicated.

1.3	Words importing the singular number will include the plural and vice-versa, and words importing the masculine gender will include the feminine and neuter genders and vice-versa, and words importing persons will include firms, partnerships, and corporations.

1.4	Where any representation, warranty or other statement in this Agreement is expressed to be made by:

(a)	Optionee to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to Optionee or of which Optionee is aware, it shall mean the actual knowledge of [redacted], [redacted] and [redacted], after reasonable inquiry of other responsible officers and employees of Optionee who might reasonably be expected to have information relating to the relevant matter, to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry office or system; or

(b)	Optionor to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to Optionor or of which Optionor is aware, it shall mean the actual knowledge of [redacted] (in the case of Section 2.2) and [redacted] (in the case of Section 2.5), after reasonable inquiry of other responsible officers and employees of Optionor who might reasonably be expected to have information relating to the relevant matter, to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry office or system.

1.5       The following Schedules are attached to and form part of this Agreement:

Schedule “A”	-	Property
Schedule “A1”	-	Intentionally Deleted
Schedule “A2”	-	Permits
Schedule “B”	-	Intentionally Deleted
Schedule “C”	-	Royalty Agreement
Schedule “D”	-	Assumption Agreement
Schedule “E”	-	Road Use Agreement
Schedule “F”	-	Form of Warrant Certificate
Schedule “G”	-	Opinion of Optionee’s Counsel
Schedule “H”	-	Investor Rights Agreement

2.	REPRESENTATIONS AND WARRANTIES

2.1	As of the date of the Original Agreement, Optionee represents and warrants to Optionor, that:

(a)	it is a body corporate duly incorporated, organized and validly subsisting under the laws of British Columbia;

(b)	it has full power and authority to carry on its business and to enter into and carry out its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement; and without limiting the foregoing, Optionee holds a valid Free Miner’s Certificate issued under the Mineral Tenure Act (British Columbia);

(c)	neither the execution and delivery of this Agreement by Optionee nor any of the agreements referred to in this Agreement or contemplated by this Agreement, nor the consummation of the transactions contemplated by this Agreement by Optionee will conflict with or result in the breach of any agreement or commitment to which it is a party or by which it is bound;

(d)	neither the execution and delivery by Optionee of this Agreement and the agreements contemplated by this Agreement, nor the consummation of the transactions contemplated by this Agreement by Optionee will violate or conflict with any Laws of any jurisdiction applicable or pertaining thereto or its constating documents;

(e)	it has duly executed and delivered this Agreement, and this Agreement constitutes a valid and legally binding obligation of Optionee, enforceable against Optionee in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(f)	it is not subject to any governmental order, judgment, decree, sanction or Laws that would preclude or prevent the entering into this Agreement or any of the agreements contemplated by this Agreement or the performing of its rights or obligations as contemplated herein or therein;

(g)	Optionee’s authorized share capital consists of an unlimited number of Common Shares, of which, 74,844,704 Common Shares are issued and outstanding as fully paid and non-assessable shares;

(h)	except as disclosed in Optionee’s Public Record, no person has any agreement, option or right for, or capable of becoming an agreement, option or right for (including convertible securities, warrants or convertible obligations of any kind) the purchase, subscription, allotment or issue of any unissued shares in the capital of Optionee;

(i)	the audited financial statements and unaudited interim financial statements of Optionee filed by Optionee under applicable Securities Laws on SEDAR:

(i)	comply as to form in all material respects with the published rules and regulations of applicable Securities Laws with respect thereto;

(ii)	have been prepared in accordance with IFRS applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto);

(iii)	are substantially correct in every particular and fairly present the financial condition, results of operations and cash flows of Optionee as of the respective dates thereof and for the periods referred to therein; and

(iv)	contain no direct or implied statement of a material fact which is untrue on the date of such financial statements and do not omit to state any material fact which is required by IFRS or by applicable Law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(j)	Optionee maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of Optionee; (ii) transactions are recorded as necessary to permit preparation of financial statements for Optionee in conformity with IFRS and to maintain asset accountability; (iii) access to assets of Optionee is permitted only in accordance with the general or a specific authorization of management of Optionee; and (iv) the recorded accountability for assets of Optionee is compared with the existing assets of Optionee at reasonable intervals and appropriate action is taken with respect to any differences therein;

(k)	Optionee is a reporting issuer in each of the Provinces of British Columbia, Alberta and Saskatchewan and not in material default under the Securities Laws or the rules, by-laws or policies of any stock exchange on which any securities of Optionee are listed, and:

(i)	it has filed with all applicable securities regulatory authorities in Canada all forms, reports and documents required to be filed by it pursuant to the Securities Laws and published policies of such regulatory authorities on a timely basis;

(ii)	all such filings when made complied in all respects with then applicable legal and regulatory requirements;

(iii)	as of their respective dates, none of these filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iv)	no confidential disclosure has been made under any Securities Laws applicable to it; and

(v)	there is no fact relating to Optionee and known to Optionee which is not contained in Optionee’s Public Record that materially adversely affects, or so far as Optionee can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) taken as a whole of Optionee or the ability of Optionee to perform its obligations under this Agreement;

(l)	the outstanding common shares of Optionee are listed and posted for trading on the Exchange, and no order ceasing or suspending trading in any securities of Optionee has been issued and no proceedings for such purpose are pending, or to the knowledge of Optionee, threatened;

(m)	there are no actions, suits, investigations or proceedings before any court, arbitrator, administrative agency or other tribunal or Governmental Entity, whether current, pending or threatened, which relate to or affect Optionee or its business or assets nor is Optionee aware of any acts that would lead it to suspect that the same might be initiated or threatened; and

(n)	neither Optionee nor its Affiliates, nor any of their respective officers, directors or employees acting on behalf of Optionee or any of its Affiliates has taken, committed to take or been alleged to have taken any action which would cause Optionee or any of its Affiliates to be in violation of the United States‘ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Optionee no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Optionee or any of its Affiliates.

2.2	As of the date of the Original Agreement, Optionor represents and warrants to Optionee that:

(a)	it is a body corporate duly incorporated, organized and validly subsisting under the laws of Ontario;

(b)	it has full power and authority to carry on its business and to enter into carry out its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)	except as set forth in Section 9.1 and except to the extent that Optionor may elect to proceed to complete the Closing without obtaining all of the Permit Authorizations and the Contract Authorizations, neither the execution and delivery by Optionor of this Agreement nor any of the agreements referred to in this Agreement or contemplated by this Agreement, nor the consummation of the transactions contemplated by this Agreement by Optionor will conflict with or result in the breach of any agreement or commitment to which it is a party or by which it is bound;

(d)	neither the execution and delivery by Optionor of this Agreement and the agreements contemplated by this Agreement, nor the consummation of the transactions contemplated by this Agreement by Optionor will violate or conflict with any Laws of any jurisdiction applicable or pertaining thereto or its constating documents;

(e)	it has duly executed and delivered this Agreement, and this Agreement constitutes a valid and legally binding obligation of Optionor, enforceable against Optionor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(f)	Optionor is a recorded holder of the mineral claims and mining leases comprised in the Property holding such recorded percentage interests in each of the mineral claims and mining leases as are set forth in Schedule “A”; the mineral claims and mining leases comprised in the Property are accurately described in Schedule “A” and are presently in good standing, to the extent applicable, relating to the payment of mining duties, performance of minimum assessment work and filing of reports with respect to minimum assessment work required under the Mineral Tenure Act (British Columbia);

(g)	Optionor is the holder of the Land Act Leases;

(h)	Optionor has made all payments of taxes, assessments, rentals, levies, or other payments relating to the Property required to be made to any Governmental Entity in respect of the Property; and

(i)	to the knowledge of Optionor, (i) other than the Underlying Royalties contemplated by the Underlying Agreements described in Section 1.1(fff)(i) to 1.1(fff)(viii), there are no other royalties on the Property, and (ii) there are no actions, suits, investigations or proceedings before any court, arbitrator, administrative agency or other tribunal or Governmental Entity, whether current, pending or threatened, which relate to or affect the Property or the interests of Optionor.

2.3	The representations and warranties set out in Sections 2.1 and 2.2 are conditions on which the parties have relied in entering into the Original Agreement and will survive for a period of one year from the date of the Original Agreement and shall thereafter terminate, and each party will, subject to such limitation period, indemnify and save the other party harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by the other party and contained in this Agreement.

2.4	As of the Amendment and Restatement Date, Optionee represents to Optionor that:

(a)	it is a body corporate duly incorporated, organized and validly subsisting under the laws of British Columbia;

(b)	it has full power and authority to carry on its business and to enter into and carry out its obligations under the Amended and Restated Agreement and any agreement or instrument referred to or contemplated by the Amended and Restated Agreement; and without limiting the foregoing, Optionee holds a valid Free Miner’s Certificate issued under the Mineral Tenure Act (British Columbia);

(c)	all necessary corporate action has been taken by Optionee to authorize the execution and delivery of this Amended and Restated Agreement and the performance by Optionee of its obligations hereunder and the transactions contemplated hereby;

(d)	all necessary corporate action has been taken by Optionee so as to: (i) validly issue the Payment Shares as fully paid and non-assessable Common Shares; (ii) validly create, authorize and issue the Warrants; and (iii) allot and authorize the issuance of the Warrant Shares as fully paid and non-assessable Common Shares upon the due exercise of the Warrants in accordance with their terms;

(e)	this Amended and Restated Agreement has been duly executed and delivered by Optionee and constitutes a valid and binding obligation of Optionee, enforceable against Optionee in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(f)	the execution and delivery of the Amended and Restated Agreement and the fulfilment of the terms hereof by Optionee, including the issuance, sale and delivery of the Payment Shares, the creation, issuance, sale and delivery of the Warrants and the issuance, sale and delivery of the Warrant Shares do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Entity or, to the knowledge of the Optionee, other third party (subject to the Contract Authorizations being obtained), except (i) such as have been obtained prior to the Amendment and Restatement Date; (ii) final approval of the applicable Exchange as contemplated under Section 14.1(c); or (iii) in the case of post-closing filings, as will be made or obtained within the times prescribed by applicable Securities Laws;

(g)	the execution and delivery of this Amended and Restated Agreement, the fulfillment of the terms hereof by Optionee and the issuance, creation, sale and delivery, as applicable, of the Payment Shares, Warrants and Warrant Shares, do not and will not result in a breach of or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with, the notice of articles or articles (or equivalent documents) of Optionee, any resolutions of the shareholders or directors of Optionee, the terms of any material agreement, or any Laws applicable to Optionee, which breach or default would have a material adverse effect on the condition (financial or otherwise), property, assets, operations or business of Optionee, or would affect the ability of Optionee to perform its obligations pursuant hereto;

(h)	the Payment Shares have been duly and validly authorized for issuance and sale and when issued and delivered by Optionee pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable Common Shares. The Warrants have been duly and validly created and authorized for issuance and when issued and delivered by Optionee pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued. The Warrant Shares have been duly and validly authorized for issuance and, when issued, delivered and paid for upon the due exercise of the Warrants in accordance with their terms, will be validly issued as fully paid and non-assessable Common Shares;

(i)	the authorized capital of Optionee consists of an unlimited number of Common Shares, of which, as of the close of business on July 31, 2020, 171,570,435 Common Shares were outstanding as fully paid and non-assessable shares of Optionee;

(j)	Computershare Investor Services Inc., at its principal office in Vancouver, British Columbia, is the duly appointed registrar and transfer agent for the Common Shares of Optionee;

(k)	the currently issued and outstanding Common Shares are listed and posted for trading on the Exchange and no order ceasing or suspending trading in the Common Shares or prohibiting the sale of the Payment Shares, Warrants or Warrant Shares has been issued and no proceedings, actions, inquiries, or investigations for such purpose have been instituted or are pending or, to the knowledge of Optionee, contemplated or threatened;

(l)	Optionee has not taken any action which would be reasonably expected to result in the Common Shares not being listed on the Exchange and the Company is currently in material compliance with the rules and policies of the Exchange;

(m)	Optionee is a “reporting issuer” not included in a list of defaulting reporting issuers maintained by the Securities Commissions in each of British Columbia, Alberta and Saskatchewan and, in particular, without limiting the foregoing, Optionee has complied in all material respects with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to Optionee which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with such securities regulators;

(n)	Optionee is not a party to any agreement, nor is Optionee aware of any agreement, which in any manner affects the voting control of any of the securities of Optionee;

(o)	other than as disclosed in Optionee’s Public Record and stock options issued to officers, employees and consultants of Optionee as compensation in the ordinary course, no Person now has any agreement or option or right or privilege (whether at Law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of Optionee;

(p)	Optionee has obtained the conditional acceptance of the Exchange in respect of the transactions contemplated in this Agreement and has complied in all material respects with the rules and policies of the Exchange in connection with the closing of the transactions contemplated by this Agreement;

(q)	Optionee has complied in all material respects with the requirements of all applicable corporate Laws and Securities Laws, including without limitation, the Securities Laws in relation to the distribution of its securities;

(r)	except as disclosed in Optionee’s Public Record in respect of Skeena Mexico, S.A. de C.V. and Compañia Minera Zapata, S.A. de C.V., Optionee has no subsidiaries (as that term is defined under the Business Corporations Act (British Columbia));

(s)	Optionee is, in all material respects, conducting its business in compliance with all applicable Laws of each jurisdiction in which its business is carried on and is, in all material respects, licensed, registered or qualified in all jurisdictions in which it is required to be licensed, registered or qualified and all such licenses, registrations and qualifications are valid, subsisting and in good standing and it has not received a any notice of material non-compliance with applicable Laws;

(t)	the audited financial statements and unaudited interim financial statements of Optionee filed in Optionee’s Public Record since January 1, 2018:

(i)	comply as to form in all material respects with the published rules and regulations of applicable Securities Laws with respect thereto;

(ii)	have been prepared in accordance with IFRS applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto);

(iii)	are correct in every material respect and fairly present the financial condition, results of operations and cash flows of Optionee as of the respective dates thereof and for the periods referred to therein; and

(iv)	contain no direct or implied statement of a material fact which is untrue on the date of such financial statements and do not omit to state any material fact which is required by IFRS or by applicable Law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(u)	except for expenditure renunciation obligations that the Optionee may have in connection with the issuance of flow-through shares in its capital and except as disclosed in Optionee’s Public Record in respect of Skeena Mexico, S.A. de C.V. and Compañia Minera Zapata, S.A. de C.V., there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of Optionee with unconsolidated entities or other Persons;

(v)	Optionee is not insolvent and is able to meet all of its financial liabilities as they become due and no winding-up, liquidation, dissolution or bankruptcy proceedings have been commenced or are being commenced or contemplated by Optionee, or, to the knowledge of Optionee, in respect of Optionee by any other party;

(w)	there are no actions, suits, investigations or proceedings before any court, arbitrator, administrative agency or other tribunal or Governmental Entity, whether current, pending or, to the knowledge of Optionee, threatened, which relate to or affect Optionee or its business or assets and which are material to Optionee;

(x)	Optionee is not the subject of any judgment, order, writ, injunction, decree, award or ruling of any Governmental Entity, which, either separately or in the aggregate, would result in a material adverse affect on the condition (financial or otherwise), property, assets, operations or business of Optionee, or the ability of Optionee to perform its obligations pursuant hereto;

(y)	neither Optionee nor, to the knowledge of Optionee, any other Person, is in material default under any material agreement to which Optionee is a party or otherwise bound, and all such material agreements are in good standing, and no event has occurred which with notice or lapse of time or both would constitute a material default thereunder by Optionee or (to the knowledge of Optionee) any other party;

(z)	there is no Person acting or purporting to act at the request of Optionee who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated in this Agreement;

(aa)	the information and statements set forth in Optionee’s Public Record since January 1, 2018, were, as of the date thereof, in compliance in all material respects with the Securities Laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Optionee has not filed any confidential material change reports with any securities regulatory authority that are still maintained on a confidential basis;

(bb)	except as qualified in Optionee’s Public Record, Optionee is the legal and beneficial holder of and has good title to, or has the right to use, all of the material property or assets thereof as described in Optionee’s Public Record, and no other property rights (including access and surface rights) are necessary for the conduct of the business of Optionee as currently conducted; except as qualified in Optionee’s Public Record, to the knowledge of Optionee, no claim has been made that would materially adversely affect the right of Optionee to use, transfer or otherwise exploit such property rights; and, except as disclosed in Optionee’s Public Record, to the knowledge of Optionee, Optionee has no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof;

(cc)	Optionee holds either freehold title, mining leases, mining concessions, mining claims, rights by way, option agreements or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located in respect of the ore bodies and minerals located on the properties that are material to Optionee under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments (including any property agreements, option agreements, purchase and sale agreements and concession agreements), sufficient to permit Optionee to access the property and explore the minerals relating thereto;

(dd)	Optionee has not received any orders of a Governmental Entity relating to environmental matters requiring Optionee to comply with any work, repairs, construction or capital expenditures to be made with respect to the business or any property, facilities or assets (whether currently owned, leased, occupied, controlled or licensed or owned, leased, occupied, controlled or licensed at any time prior to the date hereof) of Optionee, except any such orders that would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), property, assets, operations or business of Optionee;

(ee)	except as is disclosed in Optionee’s Public Record and the reclamation obligations provided for under applicable Laws and permits issued to or held by Optionee, Optionee, and, to the knowledge of Optionee, if applicable, any predecessor company to Optionee, have not received any notice from a Governmental Entity relating to environmental matters that Optionee’s business or that the operation of any of Optionee’s property, facilities or other assets is in material violation of any Environmental Law or that Optionee is responsible (or potentially responsible) for the clean up of any hazardous substances at, on or beneath any of its property, facilities or other assets (whether currently owned, leased, occupied, managed, controlled or licensed, or owned, leased, occupied, managed, controlled or licensed at any time prior to the date hereof), or at, on or beneath any other land or in connection with any waste or contamination migration to or from any of Optionee’s property, facilities or other assets, the cost of which would be material to Optionee;

(ff)	[

redacted - commercially sensitive information

]

[ redacted - commercially sensitive information

];

(gg)	Optionee has established on its books and records reserves which are adequate for the payment of all taxes not yet due and payable, and there are no Encumbrances for taxes on the assets of Optionee except for taxes not yet due or taxes currently being contested in good faith, and, to the knowledge of Optionee, except for audits with respect to flow-through securities in respect of prior annual periods, there are no pending audits of any of the tax returns of Optionee and there are no claims that have been asserted relating to any such tax returns which, if determined adversely, would result in the assertion by a Governmental Entity of any deficiency that would have a material adverse effect on the properties, business or assets of Optionee;

(hh)	Optionee has complied in all material respects with NI 43-101 with respect to its disclosure of scientific and technical information in Optionee’s Public Record and the information provided to the “qualified person” with respect to Optionee’s material properties in connection with the preparation of the NI 43-101 Technical Report on Preliminary Economic Assessment, dated November 7, 2019, relating to the Eskay Creek Project, was, at the time of delivery thereof, complete and accurate in all material respects; and

(ii)	Optionee maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of Optionee; (ii) transactions are recorded as necessary to permit preparation of financial statements for Optionee in conformity with IFRS and to maintain asset accountability; (iii) access to assets of Optionee is permitted only in accordance with the general or a specific authorization of management of Optionee; and (iv) the recorded accountability for assets of Optionee is compared with the existing assets of Optionee at reasonable intervals and appropriate action is taken with respect to any differences therein.

2.5	As of the Amendment and Restatement Date, Optionor represents to Optionee that:

(a)	all necessary corporate action has been taken by Optionor to authorize the execution and delivery of this Amended and Restated Agreement and the performance by Optionor of its obligations hereunder and the transactions contemplated hereby;

(b)	this Amended and Restated Agreement has been duly executed and delivered by Optionor and constitutes a valid and binding obligation of Optionor, enforceable against Optionor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(c)	the execution and delivery of this Amended and Restated Agreement and the fulfillment of the terms hereof by Optionor (on or following the Amendment and Restatement Date) do not and will not result in a breach of or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, and do not and will not conflict with, the articles or by-laws (or equivalent documents) of Optionor, any resolutions of the shareholders or directors of Optionor, the terms of any material agreement (subject to the Contract Authorizations being obtained), or any Laws applicable to Optionor (subject to the Permit Authorizations being obtained), which breach or default would have a material adverse effect on the condition (financial or otherwise), property, assets, operations or business of Optionor, or would affect the ability of Optionor to perform its obligations pursuant hereto;

(d)	Optionor is not insolvent and is able to meet all of its financial liabilities as they become due and no winding-up, liquidation, dissolution or bankruptcy proceedings have been commenced or are being commenced or contemplated by Optionor or, to the knowledge of Optionor, in respect of Optionor by any other party; and

(e)	with respect to the Units, by executing this Amended and Restated Agreement:

(i)	the Optionor represents and warrants that it is acquiring the Units pursuant to the exemption under Section 2.12 of National Instrument 45-106 – Prospectus Exemptions;

(ii)	the Optionor acknowledges that neither the Units nor the Warrant Shares issuable upon exercise of the Warrants have been or will be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or the securities laws of any state of the United States and neither the Units nor the Warrant Shares issuable upon exercise of the Warrants may be offered or sold in the “United States” (as such term is defined in Rule 902 of Regulation S promulgated under the U.S. Securities Act) unless subsequently registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or unless an exemption from such registration requirements is available, and that the Optionee has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of the Units or the Warrant Shares issuable upon exercise of the Warrants; and

(iii)	the Optionor is not a “U.S. Person” or a person within the United States (as such terms are defined in Rule 902 of Regulation S promulgated under the U.S. Securities Act, and for further clarity in this Amended and Restated Option Agreement, U.S. Person includes, but is not limited to, a natural person resident in the United States, a partnership or corporation organized or incorporated in the United States, and a trust or estate of which any trustee, administrator or executor is a U.S. Person) and it is not acquiring the Units for the account or benefit of the U.S. Person or any person within the United States, the Units were not offered to the Optionor in the United States or when the Optionor was in the United States and this Amended and Restated Option Agreement was not signed in the United States.

2.6	Optionor and Optionee have relied on the representations and warranties set out in Section 2.4 and Section 2.5, as applicable, in entering into the Amended and Restated Agreement. The representations and warranties set out in Section 2.4 and Section 2.5 will survive for a period of 18 months from the Closing Date and shall thereafter terminate, and each party will, subject to such limitation period and the provisions of Section 2.7, indemnify and save the other party harmless from all Losses arising out of or in connection with any breach of any representation and warranty made by such indemnifying party in Section 2.4 and Section 2.5 (as applicable).

2.7	Limitation of Liability re Representations and Warranties.

(a)	In no event will the liability of Optionee under this Agreement in respect of any one or more breaches of its representations and warranties set forth in Sections 2.1 and 2.4 (other than any of the representations and warranties set forth in Sections 2.4(a) to 2.4(e), 2.4(h), 2.4(i), 2.4(k), 2.4(n) and 2.4(o)) exceed $[redacted – commercially sensitive information] and in no event will the maximum aggregate liability of Optionee under this Agreement in respect of any one or more breaches of its representations and warranties set forth in Sections 2.1 and 2.4 (including Sections 2.4(a) to 2.4(e), 2.4(h), 2.4(i), 2.4(k), 2.4(n) and 2.4(o)) exceed $[redacted – commercially sensitive information], provided that the foregoing limitations shall not be applicable in respect of any fraudulent misrepresentation.

(b)	In no event will the liability of Optionor under this Agreement in respect of any one or more breaches of its representations and warranties set forth in Sections 2.2 and 2.5 (other than any of the representations and warranties set forth in Sections 2.5(a) and 2.5(b)) exceed $[redacted – commercially sensitive information] and in no event will the maximum aggregate liability of Optionor under this Agreement in respect of any one or more breaches of its representations and warranties set forth in Sections 2.2 and 2.5 (including Sections 2.5(a) and 2.5(b)) exceed $[redacted – commercially sensitive information], provided that the foregoing limitations shall not be applicable in respect of any fraudulent misrepresentation.

(c)	Neither party will be liable to the other for indirect, punitive, special or consequential damages (excluding however claims by the Optionor for diminution of value of the Payment Shares, the Warrants and the Warrant Shares) resulting from a breach of its representations and warranties set forth in this Agreement.

(d)	Each party indemnified hereunder will take commercially reasonable steps to mitigate all Losses which it may suffer or incur by reason of any breach of representation or warranty of an indemnifying party under this Agreement, including availing itself of any defences, limitations, rights of contribution, claims against third persons, and other rights at law or equity and, in determining the amount of any Losses, reasonable mitigation will be taken into account.

3.	“AS IS WHERE IS”

3.1

The grant of the Option and Working Right and any and all information or data that may be provided to Optionee by Optionor, and upon exercise of the Option by Optionee, the acquisition by Optionee of the Eskay Creek Assets (other than the Barrick Road SUP) and the transfer of the Barrick Road SUP pursuant to Section 5.4, is all on an “AS-IS, WHERE IS” basis without any representation or warranty by Optionor of any kind as to title to any of the Eskay Creek Assets, the existence of any Encumbrances on or against any of the Eskay Creek Assets, or otherwise except as expressly set forth in Section 2.2, and Optionor EXPRESSLY DISCLAIMS ALL OTHER EXPRESS OR IMPLIED WARRANTIES, INCLUDING, WITHOUT LIMITATION, THE WARRANTY OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.

3.2	Without limiting Section 3.1 Optionee acknowledges and agrees:

(a)	in making the determination to enter into the Original Agreement and this Agreement, the acquisition of the Barrick Road SUP and, if it elects to do so, exercise the Option and to acquire the Eskay Creek Assets (other than the Barrick Road SUP), Optionee has relied solely on the results of its own independent investigations and the representations and warranties of Optionor expressly set out in Section 2.2 and in furtherance of the foregoing, Optionee waives any requirement for Optionor to deliver to it a site profile for the purposes of the Environmental Management Act in respect of any of the Eskay Creek Assets;

(b)	except as expressly stated in the representations or warranties set out in Section 2.2 (which Optionee acknowledges survived only for the one-year period beginning on the date of the Original Agreement) or Section 2.5, neither Optionor nor any Affiliate or representative of Optionor nor any other Person is making, has made, or will be deemed to have made, any representations or warranties of whatever nature, express or implied;

(c)	any claims Optionee may have for breach of representation or warranty shall be based solely on the representations and warranties of Optionor expressly set out in Sections 2.2 and 2.5;

(d)	the Eskay Creek Assets were the site of prior mining and mineral processing operations from approximately 1994 to 2008 and contain, amongst other things, two tailings storage facilities;

(e)	it is purchasing the Eskay Creek Assets (pursuant to Section 5.4 and the Option) without any representation or warranty by Optionor whatsoever as to the condition of the Eskay Creek Assets, the suitability of the Eskay Creek Assets for Optionee’s intended purposes, the extent to which the Eskay Creek Assets comply with Environmental Laws or other applicable Laws, or the presence or extent of any environmental or reclamation liabilities or the existence of any contaminants or hazardous substances on or in respect of the Property; and

(f)	Optionee will not interfere with any efforts of Optionor to obtain at any time, a release and discharge from any applicable Governmental Entity of all environmental liabilities or obligations relating to, resulting from, arising out of, or in connection with, any of the Eskay Creek Assets.

4.	[Intentionally Deleted]

5.	ACCESS ROAD

5.1	Promptly following the date of the Original Agreement, Optionor shall seek, and use commercially reasonable efforts to obtain, the consent of Coast Mountain Hydro Corp. to permit Optionee to use (on a non-exclusive basis) the Coast Road under the Barrick/Coast Road Use Agreement during the Option Period and if Optionee exercises the Option pursuant to Section 6.5 until the Closing, provided that Optionor shall not be required to make any payments to any person or incur any costs in connection with the foregoing. Upon receipt of such consent, Optionee shall comply in all respects with the Barrick/Coast Road Use Agreement, including making all payments for use and maintenance of the Coast Road thereunder. To the extent that Optionee proposes to conduct any maintenance on the Coast Road, it shall do so only with the prior written approval of Optionor and Optionor may in its sole discretion elect to conduct such maintenance itself at the sole cost and expense of Optionee.

5.2	Concurrently with the execution of the Original Agreement, Optionor and Optionee shall enter into a road-use agreement in respect of the non-exclusive use by Optionee of the Barrick Road prior to the completion of the transfer of the Barrick Road SUP contemplated by Section 5.4 and in respect of the non-exclusive use by Optionor of the Barrick Road after the completion of the transfer of the Barrick Road SUP to Optionee contemplated by Section 5.4, in substantially the form attached as Schedule “E”.

5.3	Promptly following the date of the Original Agreement, Optionee shall apply for, and use all commercially reasonable efforts to obtain, the necessary consents and approvals from the applicable Governmental Entities to transfer and assign the Barrick Road SUP to Optionee (the “Barrick Road SUP Approvals”), provided that all communications by Optionee with such Governmental Entities, any applicable First Nations, and other applicable third parties shall be subject to the prior review and approval by Optionor, acting reasonably and that such Barrick Road SUP Approvals shall be in form and substance to Optionor’s satisfaction, acting reasonably. Optionor will provide reasonable cooperation with Optionee in its efforts to obtain such Barrick Road SUP Approvals, provided that Optionor shall not be required to maintain any existing security or other financial assurances in place with any applicable Governmental Entity or other Person nor shall Optionor be required to make any payments to any Person or incur any costs in connection with the foregoing. Optionee shall do all things and acts necessary to obtain such Barrick Road SUP Approvals including without limitation, providing all such documentation and information required by all applicable Governmental Entities, applicable First Nations or other applicable third parties in respect of the foregoing and making such payments and providing all such financial security and other assurances as are required by the applicable Governmental Entities, applicable First Nations or other applicable third parties as a condition of or in connection with Barrick Road SUP Approvals including, without limitation, all required financial security in amounts and in the forms acceptable to the Governmental Entities for reclamation, remediation and closure obligations in respect of the Barrick Road and the Barrick Road SUP. Optionee shall keep Optionor regularly and reasonably informed of its progress in obtaining such Barrick Road SUP Approvals.

5.4	Upon receipt of the Barrick Road SUP Approvals, Optionor shall transfer to Optionee and Optionee shall acquire from Optionor, the Barrick Road SUP for $1.00 and other good and valuable consideration, provided that if such transfer has not already occurred before the date on which the Option and Working Right are terminated or this Agreement is otherwise terminated, the parties shall cease to be obligated to complete such transfer.

5.5	From and after the date of the transfer of the Barrick Road SUP pursuant to Section 5.4, Optionee shall assume and further covenants (and shall be deemed to have assumed and covenanted) to pay and discharge and be responsible for any and all obligations and liabilities of whatsoever nature and kind, whether direct or indirect, disclosed or undisclosed, known or unknown, determined or undetermined, absolute or contingent or otherwise, resulting from, in respect of, arising out of, or in consequence of the Barrick Road and the Barrick Road SUP including, without limitation: (i) the condition, environmental or otherwise, of the Barrick Road including the presence or existence of any environmental liabilities or any contaminants or hazardous materials on or in respect to the Barrick Road, whether arising or existing before or after the date of the Original Agreement; (ii) any and all abandonment, restoration, remediation, reclamation or closure obligations relating to the Barrick Road and Barrick Road SUP; and (iii) the past, present or future ownership, operation or use of the Barrick Road and Barrick Road SUP; and (iv) any and all acts, activities, omissions or operations conducted on or in relation to the Barrick Road and Barrick Road SUP whether the same existed, occurred or took place before or after the date of the Original Agreement and whether caused by Optionor or any of its predecessors in interest (collectively, the “Barrick Road Assumed Obligations and Liabilities”), and will execute and deliver at the time of transfer an assumption agreement in form and content to the satisfaction of Optionor. The parties confirm that the Barrick Road SUP was transferred to Optionee on May 30, 2018 and pursuant to this Section 5.5, Optionee assumed the Barrick Road Assumed Obligations and Liabilities as of May 30, 2018.

5.6	In addition to the provisions of Sections 5.5 and 13 and not by way of limitation, from and after the date of transfer of the Barrick Road SUP, Optionee covenants and agrees that it will at all times indemnify and hold harmless the Indemnified Parties from any Loss which may be suffered or incurred by any of them as a result of, in respect of, or arising out of any of the Barrick Road Assumed Obligations and Liabilities.

5.7	For good and valuable consideration (the receipt and sufficiency of which is acknowledged), Optionee grants to Optionor the sole and exclusive right and option to reacquire the Barrick Road SUP from Optionee in accordance with this Section 5.7. On written notice from Optionor and payment by Optionor to Optionee of $1.00, at any time after the date on which the Option and Working Right are terminated or this Agreement is otherwise terminated (other than at Closing), Optionee shall transfer to Optionor the Barrick Road SUP provided that the necessary consents and approvals from the applicable Governmental Entities to transfer and assign the Barrick Road SUP to Optionor are obtained. Optionor shall apply for, and use all commercially reasonable efforts to obtain, such necessary consents and approvals and the provisions of Section 5.3 shall apply mutatis mutandis.

6.	WORKING RIGHT AND OPTION

6.1	Subject to the provisions of Section 13.1, Optionor, as of the date of the Original Agreement, grants to Optionee the right to enter upon and conduct operations on the Property during the Option Period and if Optionee exercises the Option pursuant to Section 6.5 until the Closing (the “Working Right”).

6.2	Optionor as of the date of the Original Agreement, irrevocably grants to Optionee the sole and exclusive right and option (the “Option”) to acquire all of Optionor’s right, title and interest in and to the Eskay Creek Assets (apart from the Barrick SUP), subject to the retention by Optionor of the NSR Royalty, in accordance with the terms of this Agreement by satisfying the following conditions:

(a)	incurring $1,500,000 in Expenditures prior to the date that is the second anniversary of the date of the Original Agreement; and

(b)	incurring an additional $2,000,000 in Expenditures (for a total of $3,500,000) prior to the date that is the third anniversary of the date of the Original Agreement,

and by complying with the provisions of Section 6.5.

6.3	Optionee shall be entitled, in its sole discretion, to complete the Expenditures at any time prior to the required dates set out in Section 6.2 in order to exercise the Option at an earlier date. Any Expenditures incurred by Optionee in excess of the minimum Expenditures to be incurred during the time period specified in Section 6.2(a) may be applied as a credit against the minimum Expenditures required to be incurred during the subsequent period specified in Section 6.2(b).

6.4	Within sixty days after the end of each Expenditure Period, Optionee will provide to Optionor:

(a)	a certificate of a senior officer of Optionee certifying the amount of Expenditures made during such Expenditure Period (the “Officer’s Certificate”); and

(b)	a reasonably itemized statement of such Expenditures (the “Expenditure Certificate”);

and the Expenditure Certificate will be conclusive evidence of the incurring of such Expenditures unless Optionor delivers to Optionee a notice questioning the accuracy of the Expenditure Certificate within ninety days of the receipt by Optionor thereof. Optionee will provide such supporting documentation as may reasonably be requested by Optionor in respect of the items set forth in the Expenditure Certificate within such 90 day period. Upon delivery by Optionor of a notice questioning the accuracy of such Expenditure Certificate and supporting documentation, the matter will be referred to the Independent Auditor, whose determination on the matter shall be final and binding on the parties. If the Independent Auditor determines that Optionee has not incurred some or all of the Expenditures set forth on the Expenditure Certificate, Optionee will not lose any of its rights hereunder and the Option will not terminate if Optionee pays to Optionor, within sixty days of receipt of the Independent Auditor’s determination, 200% of the deficiency in such required minimum Expenditures (all of which, if paid in a timely manner, will be deemed to be Expenditures). Such audit will be for the account of Optionor unless the Independent Auditor determines that the actual Expenditures incurred by Optionee are less than the required minimum Expenditures, in which case such audit will be for the account of Optionee.

6.5	Upon:

(a)	Optionee having: (i) satisfied the obligations in Section 6.2(a) and 6.2(b) in full; and (ii) delivered the required Officer’s Certificates and Expenditure Certificates in respect thereof; and

(b)	(i) the expiry of the 90-day period within which Optionor may object to the final Expenditure Certificate or (ii) where Optionor delivers to Optionee a notice questioning the accuracy of the Expenditure Certificate within the allotted 90-day period, upon the determination by the parties or the Independent Auditor on the Expenditures and the payment by Optionee required by Section 6.4, if any,

Optionee may exercise the Option by delivering to Optionor, within five Business Days, a written notice stating that Optionee is exercising the Option (“Exercise Notice”).

6.6	The Option is an option only, and nothing in this Agreement contained will be construed as obligating Optionee to incur any Expenditures or do any acts or make any payment under this Agreement prior to delivery by Optionee of an Exercise Notice.

6.7	As of the Amendment and Restatement Date, Optionee is deemed to have delivered the Exercise Notice and Optionor is deemed to have accepted the Exercise Notice and the parties agree that as of the Amendment and Restatement Date that Optionee has validly exercised the Option.

7.	PURCHASE AND SALE

7.1	Upon the exercise of the Option pursuant to Section 6.5, Optionor shall be obligated to sell, transfer and assign to Optionee, and Optionee shall be obligated to purchase from Optionor, all of Optionor’s right and interest in and to the Eskay Creek Assets (apart from the Barrick Road SUP), on and subject to the provisions of this Agreement at the Closing.

7.2	At the Closing, Optionee shall issue to Optionor (or to any Affiliate of Optionor as Optionor may direct in writing) 22,500,000 Units, such Units being comprised of 22,500,000 Common Shares (the “Payment Shares”) and 11,250,000 Warrants to purchase an additional 11,250,000 Common Shares (the “Warrant Shares”) at a price per Common Share of $2.70 at any time on or before the second anniversary of the Closing Date and on the terms set out in form of warrant certificate attached hereto as Schedule “F” (a “Warrant Certificate”).

7.3	In addition to the consideration set forth in Section 7.2, Optionee covenants and agrees to pay $15,000,000 to Optionor if Optionee directly or indirectly sells, assigns, transfers or otherwise disposes of, in any manner whatsoever (or enters into any agreement to do so) to one or more Persons (other than Optionor or an Affiliate of Optionor or Optionee) in any single transaction or series of transactions, which amounts, individually or in the aggregate, to the direct or indirect sale, assignment, transfer or other disposition of 50% or more of Optionee’s interest in all or substantially all of the Eskay Creek Assets, within 24 months following the Closing Date. Optionee may, with the agreement of Optionor, elect to make such payment, by issuing Common Shares to Optionor (or to any Affiliate of Optionor as Optionor may direct in writing), with the value of such Common Shares being based on the 20-day volume weighted average of the Common Shares determined as of market close of the Exchange, on the trading day prior to the date of the agreement in respect of such transaction. The occurrence of a Change of Control of Optionee or issuance of securities of Optionee will not in and of itself constitute an indirect transfer of interest for the purposes of the foregoing, provided in each case that immediately prior to the completion of such transaction the Common Shares of Optionee are listed and posted for trading on the Exchange or any other recognized stock exchange.

7.4	Optionee shall not, without the prior consent of Optionor, which may be withheld in its sole discretion, issue or agree to issue prior to the earlier of November 5, 2020 and the Closing, any equity securities, voting securities or any securities convertible, exchangeable or exercisable for or into, with or without consideration, Common Shares or other equity or voting securities of Optionee, including any convertible debt securities, warrants, options or other rights issued by Optionee. The foregoing prohibition shall not be applicable to: (a) the issuance of Common Shares that are issuable upon the conversion of any convertible securities (other than stock options) that were issued prior to July 5, 2020; or (b) the issuance for compensation purposes, of stock options to directors, officers, employees and consultants of Optionee pursuant to Optionee’s stock option plan or other compensation plan of Optionee (and the issuance of Common Shares upon the exercise of such stock options); and (c) the issuance by Optionee of a convertible instrument to be issued to a certain investor for such consideration which has been discussed by the parties hereto prior to the date hereof. [

redacted - commercially sensitive information

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7.5	Prior to Closing, Optionee shall not, without the prior written consent of Optionor:

(a)	subdivide, redivide or change its outstanding Common Shares into a greater number of Common Shares than are issued as of the Amendment and Restatement Date or reduce, combine or consolidate its outstanding Shares into a smaller number of Shares, or fix a record date for the issue of, or issue, Common Shares or securities convertible or exchangeable into or for Common Shares to all or substantially all of the holders of Common Shares as a stock dividend or other distribution; or

(b)	(i) reclassify or redesignate the Common Shares or change, exchange or convert the Common Shares into or for other shares or securities or property or otherwise reorganize its capital; (ii) consolidate, amalgamate, arrange or merge Optionee with or into any other Person in such a manner that results in the cancellation, reclassification or redesignation of the Common Shares or a change, exchange or conversion of the Common Shares into or for other shares or securities or property; or (iii) transfer all or substantially all of the assets of Optionee, directly or indirectly, to another Person.

7.6	If, at any time prior to the Closing, there is any transaction not set forth in Section 7.5(a) or Section 7.5(b) as a result of which the Common Shares are exchanged or converted into or for other shares or securities or property, then on the Closing Date, the Optionor shall be entitled to be issued and receive and shall accept for the same aggregate consideration, in lieu of the number of Payment Shares and Warrants to which the Optionor was theretofore entitled, the kind and aggregate number of shares or other securities or property of the Optionee, the Person resulting from such transaction or other Person that the Optionor would have been entitled to be issued and receive upon such transaction if, immediately prior to the effective time of such transaction, the Optionor had been the registered holder of the Payment Shares and the Warrants.

8.	BARRICK RECLAMATION ACTIVITIES

8.1	Optionor may from time to time prior to Closing, continue to perform maintenance, monitoring, remediation, reclamation and/or closure activities on or in respect of the Eskay Creek Assets, including the Property and the Access Road, and any and all associated activities including, without limitation, advancing, reviewing, revising or implementing any and all closure plans and the preparation, review and implementation of any and all associated studies or reports (the “Barrick Reclamation Activities”), all in accordance with Optionor’s own work plans and budgets. Optionor makes no representation or warranty and provides no assurance whatsoever as to the nature and amount of Barrick Reclamation Activities.

8.2	In the event that any of the operations or activities of Optionee that may be carried out on the Property from time to time conflict with, interfere with or impair any Barrick Reclamation Activities that may be conducted from time to time, the parties will use commercially reasonable efforts to resolve such conflict, interference or impairment provided however that if such conflict, interference or impairment cannot be resolved to Optionor’s satisfaction, acting reasonably, Optionee shall modify its operations or activities to eliminate such interference, impairment or conflict.

9.	CONSENTS AND APPROVALS

9.1	Optionee acknowledges and agrees that Optionor has not sought or obtained the prior consent of the counterparty to those Underlying Agreements identified in Sections l.l(fff)(ii) and 1.1(fff)(iii) prior to signing the Original Agreement due to the fact that, to the knowledge of Optionor, the counterparty has been dissolved under the Business Corporations Act (British Columbia).

9.2	Forthwith after the exercise of the Option pursuant to Section 6.5, Optionee shall:

(a)	apply for, and use all commercially reasonable efforts to obtain, the necessary consents and approvals from the applicable Governmental Entities to transfer and assign the Pennits (other than the Barrick Road SUP) to Optionee and/or such amendments to have the Permits (other than the Barrick Road SUP) issued in the name of Optionee (such consents, approvals and amendments are referred to herein as the “Permit Authorizations”); and

(b)	seek, and use all commercially reasonable efforts to obtain, any necessary consents from, and agreements with, the applicable third parties as may be required under any of the Eskay Creek Contracts in order to transfer and assign any of the other Eskay Creek Assets (apart from the Barrick Road SUP) to Optionee (such consents, approvals and amendments are referred to herein as the “Contract Authorizations”), provided that all communications by Optionee with such Governmental Entities, any applicable First Nations, and other applicable third parties shall be subject to the prior review and approval by Optionor, acting reasonably and that all Permit Authorizations and Contract Authorizations shall be in form and substance to Optionor’s satisfaction, acting reasonably. Optionor will provide reasonable cooperation with Optionee in its efforts to obtain the Permit Authorizations and the Contract Authorizations, provided that Optionor shall not be required to maintain any existing security or other financial assurances in place with any applicable Governmental Entity or other Person from and after Closing nor shall Optionor be required to make any payments to any Person or incur any costs in connection with the foregoing. Optionee shall do all things and acts necessary to obtain the Permit Authorizations and the Contract Authorizations including without limitation, providing all such documentation and information required by all applicable Governmental Entities, applicable First Nations or other applicable third parties in respect of the foregoing and making such payments and providing all such financial security and other assurances as are required by the applicable Governmental Entities, applicable First Nations or other applicable third parties as a condition of or in connection with such Permit Authorizations and the Contract Authorizations including, without limitation, all required financial security in amounts and in the forms acceptable to the Governmental Entities for reclamation, remediation and closure obligations in respect of the Property. Optionee shall keep Optionor regularly and reasonably informed of its progress in obtaining the Permit Authorizations and the Contract Authorizations.

10.	NSR ROYALTY

10.1	At the Closing, a royalty interest in all minerals (including metals) within, upon or under the Property, calculated at the rate of 1.0% of net smelter returns from the sale of mineral products extracted or derived from the Property (the “NSR Royalty”), shall be reserved to Optionor from the Property. At the Closing, Optionor and Optionee will execute the NSR Royalty agreement in the form set out in Schedule “C” hereto (the “Royalty Agreement”), provided that Exhibit “A” of the Royalty Agreement shall be modified at the time of signing the same to the extent necessary to reflect any changes that occur to the Property prior to the Closing.

10.2	The NSR Royalty will run with the land and form part of the Property, and shall apply to the Property held by Optionee, its successors or assignees.

11.	OPERATOR

11.1	Optionee will act as the operator (the “Operator”) during the Option Period and if Optionee exercises the Option pursuant to Section 6.5 until the Closing.

11.2	Subject to Section 13.1, the Operator will have the sole and exclusive right and authority to manage and carry out all Programs on the Property.

12.	COVENANTS OF OPTIONOR

12.1	Following the date of the Original Agreement, Optionor will, within a reasonable period of time after request therefor by Optionee: (i) make available for review by Optionee at its offices all available relevant technical data, geotechnical reports, maps, digital files and other data with respect to the Property in Optionor’s possession or control (the “Data”); and (ii) use its reasonable efforts to deliver such specific written Data records that are requested in writing by Optionee; provided that:

(a)	Optionor will not make any representations and warranties with respect to such material or be liable for any errors or omissions in the material so provided;

(b)	Optionee shall not destroy, alter or amend any such materials; and

(c)	Optionee shall forthwith upon the request of Optionor or the termination of the Option return all such material to Optionor.

Optionee acknowledges and agrees that Optionor intends to, and shall be permitted under this Agreement to, from time to time, destroy physical records comprising the Data as Optionor may determine.

12.2	During the Option Period and if Optionee exercises the Option pursuant to Section 6.5 until the Closing, Optionor covenants and agrees with Optionee to:

(a)	not, without obtaining the prior written consent of Optionee, create any Encumbrances on the Property other than Permitted Encumbrances; and

(b)	co-operate as reasonably necessary with Optionee in obtaining any surface, water or other rights on or related to the Property that Optionee deems desirable, at Optionee’s sole cost and expense; and

(c)	promptly provide Optionee with any and all notices and correspondence received by Optionor from Governmental Entities or other Persons in respect of the Property; and execute all consents, authorizations, licence or permit applications as are demonstrated to be necessary or desirable to permit Optionee to carry out activities on or in respect of the Property.

12.3	If after Closing, Optionor discovers any additional Data in its possession or control (in addition to the Delivered Data), Optionor will notify Optionee and make such Data available to Optionee and/or send copies of such Data to Optionee.

13.	COVENANTS OF OPTIONEE

13.1	During the term of this Agreement (commencing as of the date of the Original Agreement), Optionee shall:

(a)	not conduct any operations or activities whatsoever, on, in or under, or disturb or impact in any manner whatsoever, any of the historic mine facilities or infrastructure that are located on, in and under the surface of the Property including without limitation, all surface facilities and infrastructure including the tailings storage facilities and all underground mine workings and infrastructure, without the prior agreement of Optionor;

(b)	not conduct any operations or activities whatsoever that could reasonably be expected to encroach upon, impact or affect any of the lands that are within 25 meters (in any direction) of the historic mine facilities or infrastructure on, in and under the surface of the Property including without limitation, all surface facilities and infrastructure including the tailings storage facilities and all underground mine workings and infrastructure (each a “Buffer Zone”), without the prior agreement of Optionor;

(c)	without limiting the generality of Sections 13.1(a) and 13.1(b), not to enter upon, conduct any operations or activities whatsoever, on, in or under, or disturb or impact in any manner whatsoever any of the lands that are the subject of the Land Act Leases without the prior agreement of Optionor and acknowledges that prior written consent of the Crown is required under Land Act Lease No. 740715 in order for Optionee to use or occupy the land that is the subject of Land Act Lease No. 740715;

(d)	not interfere with or disrupt any of the Barrick Reclamation Activities that are carried on by or on behalf of Optionor from time to time on the Property

(e)	conduct its operations and activities only in accordance with work plans that have been submitted to Optionor in accordance with Section 13.1(f) and that do not contravene Section 13.1(a), 13.1(b), 13.1(c) or 13.1(d);

(f)	provide to Optionor all proposed work plans in respect of its proposed activities or operations on or in respect of the Property at least 30 days prior to conducting such activities or operations, for review by Optionor to ensure that any such activities or operations will not contravene Section 13.1(a), 13.1(b), 13.1(c) or 13.1(d). If within such 30 day period, Optionor objects in writing to any such proposed work plan on the basis that it will contravene Section 13.1(a), 13.1(b), 13.1(c) or 13.1(d), Optionee shall revise such work plan and re-submit the same to Optionor for review and the provisions of this Section 13.1(f) shall apply mutatis mutandis;

(g)	forthwith after execution of the Original Agreement, Optionee will, at its costs and expense, commission: (i) a two dimensional schematic outlining in reasonable detail the locations of the historic mine facilities and infrastructure that are located on the surface of the Property including, without limitation, the tailings storage facilities and the Buffer Zones thereof; and (ii) a three dimensional model showing the locations of the historic underground workings and infrastructure on the Property and the Buffer Zones thereof, which if are acceptable to Optionor, shall be used for reference for the purposes of Section 13.1(f);

(h)	keep the Property in good standing by paying all applicable taxes, rents, rates and assessments and other similar charges lawfully levied or assessed against the Property and (if applicable) doing and filing of assessment work or by making payments in lieu thereof at least fifteen (15) days prior to the expiry of any of the mineral claims or mining lease comprising the Property, and by the doing of all other acts and things and making all other payments which may be necessary in that regard; in addition, Optionee shall file all applicable work as assessment work;

(i)	conduct all operations on the Property and the Access Road in a good and workmanlike manner and in accordance with good mining practices and in compliance with applicable Laws including the Permits and the Eskay Creek Contracts and reclaim and remediate, in compliance with applicable Laws, any portions of the Property and Access Road that are disturbed, impacted, affected or contaminated as a result of, in respect of, or arising out of, any acts or omissions of any kind or nature carried out on, in, or under, the Property or the Access Road on or after the date of the Original Agreement by or on behalf of or at the request of Optionee or any of its Affiliates;

(j)	permit Optionor, or its representative, duly authorized by it in writing, at its own risk and expense, access to the Property, including for the purposes of performing the Barrick Reclamation Activities on or in respect of the Property and the Access Road, at all reasonable times and to all records prepared in connection with work done on or with respect to the Property and the Access Road by or on behalf of Optionee;

(k)	obtain all necessary permits and licences required in order to conducts its activities and operations on the Property and the Access Road;

(l)	provide to all applicable Governmental Entities all required financial security in amounts and in the forms acceptable to the Governmental Entities for reclamation and closure obligations;

(m)	reimburse Optionor for all taxes, fees and other charges incurred in connection with the Property and the Access Road;

(n)	provide Optionor with reasonable and timely access to all geologic and other data in respect of the Property and the Access Road;

(o)	provide Optionor on a timely basis with copies of any notices that Optionee receives from any Governmental Entity or other Person with respect to the Property and the Access Road or Optionee’s activities with regard to the Property and the Access Road; and

(р)	provide Optionor with annual summary reports regarding operations carried out by Optionee on the Property and the Access Road. Such reports shall include all material exploration results. Optionee shall also notify Optionor immediately of all significant results. Optionee will not make any representations and warranties on the accuracy of the contents of such reports and will not be liable to Optionor for any errors or omissions in such reports.

Any review or approval by Optionor of (or failure to object to) any of the work plans pursuant to Section 13.1(f), shall in no way limit, relieve or release Optionee of its obligations and liabilities pursuant to this Agreement or in any way prejudice, limit or diminish any of the rights, remedies and recourse that may be available to Optionor under this Agreement or at law or in equity.

13.2	Optionor will consider, in good faith, requests for approval from Optionee to conduct certain preparatory activities that it wishes to take on or in respect of the Property prior to Closing but that are otherwise prohibited by the terms of the Agreement.

13.3	Optionee shall indemnify and hold harmless Optionor, its Affiliates and their respective directors, officers, employees, agents and representatives (collectively, the “Indemnified Parties”) from any and all Loss or Losses which may be suffered or incurred by any of them as a result of, in respect of, or arising out: (a) of any acts or omissions of any nature or kind carried out on, in, or under, the Property or the Access Road on or after the date of the Original Agreement by or on behalf or at the request of Optionee or any of its Affiliates and all activities of any nature or kind reasonably ancillary thereto; and (b) any breach of covenant or obligation of Optionee under this Agreement.

14.	CONDITIONS PRECEDENT TO CLOSING

14.1	From and after the exercise of the Option pursuant to Section 6.5, the obligation of Optionor and Optionee to complete the purchase and sale of the Eskay Creek Assets (apart from the Barrick Road SUP) on the Closing Date are conditional upon:

(a)	the Permit Authorizations in respect of the Mines Act Permit M-197 and the Waste Discharge Permits listed in Schedule “A2”;

(b)	the Contract Authorizations in respect of the Land Act Leases; and

(с)	the final approval of the applicable Exchange for the purchase and sale of the Eskay Creek Assets on the Closing Date and the listing of the Payment Shares and the Warrant Shares on the Exchange, and the satisfaction of all conditions for listing of such shares required by the Exchange (except those that may be satisfied after Closing), having been obtained on or before that date which is 12 months from the date of the exercise of the Option (the “Mutual Closing Condition Removal Date”). Provided, however, that if Optionee has used commercially reasonable efforts to obtain the Permit Authorizations and Contract Authorizations contemplated by Sections 14.1(a) and 14.1(b) prior to the Mutual Closing Condition Removal Date but has not been successful, then, upon written request by Optionee to Optionor, Optionor agrees to provide a two month extension the Mutual Closing Condition Removal Date.

The conditions precedent set forth in this Section 14.1 are for the mutual benefit of Optionor and Optionee, and may only be waived by them together in writing. If these conditions are not satisfied on or before the Mutual Closing Condition Removal Date, unless the parties otherwise agree in writing, this Agreement will thereupon terminate.

14.2	From and after the exercise of the Option pursuant to Section 6.5, the obligation of Optionor under this Agreement to complete the Closing is subject to the following additional conditions:

(a)	Optionee shall have performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement required to be performed or complied with by it at or prior to the Closing;

(b)	the Permit Authorizations other than those set forth in Section 14.1(a) and the Barrick Road SUP Approvals, shall have been obtained prior to Closing;

(c)	the Contract Authorizations in respect of the Underlying Agreements referred to in Section 1.1(fff)(iv) or (subject to Section 14.5) any Contract Authorization in respect of any other agreements referred to in Section 1. l(fff)(ix) of which Optionor becomes aware or which may be presented or provided to Optionor prior to Closing, shall have been obtained prior to the Closing;

(d)	the representations and warranties of Optionee set out in Section 2.4 will be true and correct in all material respects, as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date), and a certificate of a senior officer of Optionee dated the Closing Date to that effect will have been delivered to Optionor, such certificate to be in form and substance satisfactory to Optionor, acting reasonably; and

(e)	all of the items referred to in Section 15.3 have been completed or delivered to Optionor.

14.3	From and after the exercise of the Option pursuant to Section 6.5, the obligation of Optionee under this Agreement to complete the Closing is subject to the following additional conditions:

(a)	Optionor shall have performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement required to be performed or complied with by it at or prior to the Closing;

(b)	the representations and warranties of Optionor set out in Section 2.5 will be true and correct in all material respects, as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date), and a certificate of a senior officer of Optionor dated the Closing Date to that effect will have been delivered to Optionee, such certificate to be in form and substance satisfactory to Optionee, acting reasonably; and

(c)	all of the items referred to in Section 15.2 have been completed or delivered to Optionee.

14.4	The conditions set out in Section 14.2 or Section 14.3 are for the benefit of the party so named and if any of these conditions have not been complied with by the appropriate party by the Closing, then, at the sole option of the benefitting party:

(a)	The benefitting party may terminate this Agreement by notice in writing to the other party, without prejudice to the benefitting party’s rights against the other party, whether at law or in equity, in respect of such non-compliance; or

(b)	The benefitting party may complete the Closing and such completion will be without prejudice to the benefitting party’s rights against the other party or whether at law or in equity, in respect of such non-compliance.

14.5	In the event that Optionor becomes aware of, or is presented or provided with, one or more other agreements referred to in Section 1.1(fff)(ix) prior to Closing for which a Contract Authorization and/or Additional Agreement is required, Optionor shall act reasonably in considering whether to waive the requirement for Optionee to deliver the same as a condition of Closing; and, in doing so, shall consider whether a Contract Authorization and/or Additional Agreement can reasonably be obtained in a timely manner and the degree of incremental risk faced by Optionor were it to waive such requirement in light of the assumption of liabilities and indemnity in respect of such contract to be provided at Closing by Optionee and Optionor’s right to demand that Optionee provide a security interest to Optionor to secure the obligations assumed by Optionee in respect of such newly found agreement pursuant to Section 16.5.

14.6	From the date on which the Option is exercised by Optionee, each of Optionor and Optionee shall use its commercially reasonable efforts to take all such actions as are necessary to expeditiously satisfy the closing conditions set forth in this Section 14.

15.	CLOSING

15.1	The Closing will commence at 10.00 a.m. (Vancouver time) on fifth Business Day after the satisfaction or waiver of the conditions precedent set forth in Section 14.1 and 14.2(b) (solely in respect of items 6 and 7 in Schedule A-2) (provided that the conditions precedent set forth in Sections 14.2 and 14.3 have also been satisfied or waived) or on such other date as the parties may agree in writing (the “Closing Date”) at the offices of Optionor’s solicitors.

15.2	At the Closing, Optionor shall deliver or cause to be delivered to Optionee the following:

(a)	Optionor will initiate transfers of the mineral claims and mining leases comprising the Property to Optionee, all on the Mineral Titles Online system and all at Optionee’s cost; and

(b)	the Investor Rights Agreement executed by Optionor;

(c)	the Royalty Agreement, the Assumption Agreement and if required by Optionor, any Additional Agreements (subject to the exclusions noted in Section 15.3(g)), duly executed by Optionor; and

(d)	all such transfers, conveyances, assignments, notices and other documents and instruments as Optionee may reasonably request for the purpose of effecting the sale, assignment, transfer and conveyance of the Eskay Creek Assets (apart from the SUP) in accordance with the terms of this Agreement.

15.3	At the Closing, Optionee shall deliver or cause to be delivered to Optionor the following:

(a)	duly issued share certificate(s) representing the Payment Shares issued in the name of Optionor or one or more of its Affiliates, as Optionor may direct, or, if requested by Optionor, evidence to the satisfaction of Optionor, acting reasonably, that Optionee has caused Computershare Investor Services Inc., as registrar and transfer agent of the Common Shares, to electronically delivered 22,500,000 Common Shares to CDS Clearing and Depository Services Inc. as a non-certificated book entry only position credited to CDS & Co. as shall be directed by Optionor in writing not less than five Business Days prior to the Closing Date;

(b)	a Warrant Certificate representing the Warrants in the name of Optionor or one or more of its Affiliates, as Optionor may direct in writing at least three Business Days prior to Closing;

(c)	an opinion of counsel to Optionee on and dated the Closing Date as to the matters set out in Schedule “G”, in form and substance satisfactory to Optionor, acting reasonably;

(d)	the Investor Rights Agreement executed by Optionee;

(e)	Optionee shall immediately after the transfers contemplated by Section 15.2(a) are initiated, accept such transfers and provide such other cooperation as is necessary, all on the Mineral Titles Online system and all at Optionee’s cost;

(f)	the Royalty Agreement and the Assumption Agreement;

(g)	if required by Optionor, any Additional Agreements, executed by Optionee and in the case of any Additional Agreement the applicable counterparty(ies) to the applicable Eskay Creek Contracts; provided that if an Additional Agreement is requested by Optionor prior to Closing and for any such Additional Agreement (apart from an Additional Agreement for the Underlying Agreement referred to in Section 1.1(fff)(v) or (subject to Section 14.5) any other agreements referred to in Section 1.1(fff)(ix) of which Barrick becomes aware or which may be presented or provided to Barrick prior to Closing) it is not reasonably possible, despite Optionee’s commercially reasonable efforts, to obtain the applicable counterpart signature(s) in respect of such Additional Agreement, Optionee shall not be required to deliver such counterpart signature(s) but nevertheless shall be required to deliver such Additional Agreement(s) signed by Optionee;

(h)	the debenture contemplated by Section 16.5, duly executed by Optionee; and

(i)	all such transfers, conveyances, assignments, novation agreements, notices and other documents and instruments as Optionor may reasonably request for the purpose of effecting the sale, assignment, transfer and conveyance of the Eskay Creek Assets (apart from the SUP) in accordance with the terms of this Agreement.

15.4	Immediately after Closing, Optionee will register the Royalty Agreement (or at the option of Optionor, notices of the Royalty Agreement in form and substance to the satisfaction of Optionor acting reasonably), and the debenture contemplated by Section 15.3(h) on title or mineral title (as applicable) to each of the mineral claims and mining leases comprising the Property.

15.5	It will be a condition of the Closing that all matters of payment, execution and delivery of documents and acceptance for registration of the appropriate documents in the appropriate offices of public record under the terms of this Agreement with respect to the Closing will be considered to be concurrent requirements, and it is agreed that nothing will be completed at the Closing until everything required as a condition precedent at the Closing has been paid, executed and delivered.

15.6	Optionee will bear all transfer costs, transfer fees and transfer taxes of every nature and kind incurred in connection with the transfer and conveyance of the Eskay Creek Assets to Optionee.

15.7	Possession and risk of the Eskay Creek Assets (apart from the Barrick Road SUP) shall pass to Optionee at the Closing.

15.8	Upon the Closing, the terms of the Agreement will terminate, except for the following provisions which will survive Closing and which will remain in full force and effect in accordance with their respective terms: Sections 2.4, 2.5, 2.6, 2.7, 3.1, 3.2, 5.5, 5.6, 7.3, 12.3, 13.3, 15.4, 15.6, 15.8, 16.1, 16.2, 16.3, 16.4, 16.6, 16.7, 18.2, 18.3, 22.1(b), 24.1, 25, 26, 27 and 29 and any other provisions that are expressly stated to survive the Closing. Such termination shall be without prejudice to any rights, remedies or recourse that a party may have against the other party in respect of any breach or non-compliance by the other party of any term of this Agreement prior to such termination.

16.	RESPONSIBILITY FOR THE PROPERTY FROM AND AFTER THE CLOSING DATE

16.1	From and after the Closing, Optionee shall assume and further covenants (and shall be deemed to have assumed and covenanted) to pay and discharge and be responsible for any and all obligations and liabilities of Optionor and any of its predecessors or predecessors in interest of whatsoever nature and kind, whether direct or indirect, disclosed or undisclosed, known or unknown, determined or undetermined, absolute or contingent or otherwise, resulting from, in respect of, arising out of, or in consequence of:

(a)	the Eskay Creek Assets (apart from the Barrick Road SUP) including, without limitation: (i) the condition, environmental or otherwise, of the Property including the presence or existence of any environmental liabilities or any contaminants or hazardous materials on or in respect to the Property, whether arising or existing before or after the date of the Original Agreement or the Closing; (ii) any and all abandonment, restoration, remediation, reclamation or closure obligations relating to any of the Eskay Creek Assets (apart from the Barrick Road SUP) whether under applicable Laws or any Permits (apart from the Barrick Road SUP) or otherwise; and (iii) the past, present or future ownership, operation or use of any of the Eskay Creek Assets (apart from the Barrick Road SUP); and (iv) any and all acts, activities, omissions or operations conducted on or in relation to any of the Eskay Creek Assets (apart from the Barrick Road SUP) whether the same existed, occurred or took place before or after the date of the Original Agreement or the Closing and whether caused by Optionor or any of its predecessors or predecessors in interest;

(b)	the Permits (apart from the Barrick Road SUP) (regardless of whether applicable Permit Authorizations have been obtained);

(c)	the Eskay Creek Contracts, including the Underlying Agreements and the Underlying Royalties (regardless of whether applicable Contract Authorizations have been obtained); and

(d)	all Encumbrances on, against or affecting any of the Eskay Creek Assets (apart from the Barrick Road SUP).

(collectively, the “Assumed Obligations and Liabilities”), and will execute and deliver at the Closing (or after Closing pursuant to Section 24.1) an assumption agreement in respect of the foregoing, in form and content set forth in Schedule “D” (the “Assumption Agreement”). In addition to the foregoing, Optionee will if requested by Optionor at or prior to Closing or at any time after Closing, enter into any agreements to be bound whereby Optionee agrees to be bound by the terms of any of the Eskay Creek Contracts and/or novation agreements in respect of any of the Eskay Creek Contracts, in each case with the counterparties to any such contracts and in form and substance to the satisfaction of Optionor acting reasonably (the “Additional Agreements”), and will use its commercially reasonable efforts to obtain the signatures of such counterparties to such Additional Agreements.

16.2	In addition to the provisions of Section 13 and not by way of limitation, from and after the Closing, Optionee covenants and agrees that it will at all times indemnify and hold harmless the Indemnified Parties from any Loss which may be suffered or incurred by any of them as a result of, in respect of, or arising out of any of the Assumed Obligations and Liabilities.

16.3	If a Contract Authorization in respect of an Eskay Creek Contract is not received on or before Closing, and if, notwithstanding such non-receipt, the parties proceed to complete the sale and the purchase of the Eskay Creek Assets at the Closing:

(a)	Optionor shall have no liability whatsoever to Optionee in respect of the fact that the Contract Authorization has not been obtained; and

(b)	Optionor may (but shall have no obligation to) elect, in its sole discretion, on written notice to Optionee for the legal assignment of any such Eskay Creek Contract to not be effective until the applicable Contract Authorization has been received in which case such Eskay Creek Contract will be held by Optionor following the Closing in trust for the benefit and exclusive use of Optionee and Optionee and Optionor shall continue to use commercially reasonable efforts to obtain the applicable Contract Authorization.

16.4	If a Permit Authorization in respect of a Permit is not received on or before Closing, and if, notwithstanding such non-receipt, the parties proceed to complete the sale and the purchase of the Eskay Creek Assets at the Closing:

(a)	Optionor shall have no liability whatsoever to Optionee in respect of the fact that the Permit Authorization has not been obtained; and

(b)	the legal assignment or transfer of those Eskay Creek Assets in respect of which the applicable Permit Authorization has not been received will not be effective in each case until the applicable Permit Authorization has been received in which case such assets will be held by Optionor following the Closing in trust for the benefit and exclusive use of Optionee and Optionee and Optionor shall continue to use commercially reasonable efforts to obtain the applicable Permit Authorization.

16.5         [Redacted - commercially sensitive information]

16.6	From and after Closing, Optionee shall give prompt written notice to Optionor of the occurrence of any or all of the tenements comprising the Property being substituted, renewed or replaced by a form of tenure (including, but not limited to, mineral claims or mining leases), right, lease, licence or permit (whether extending over a greater or lesser area) and the Parties agree to effect any registration or amendment to a previous registration on such substituted, renewed or replaced tenure, at Optionee’s sole cost and expense, that Optionor, acting reasonably, determines to be necessary or advisable as a consequence thereof.

16.7	After the expiry of any statutory hold period to which the Payment Shares or Warrant Shares, as applicable, are subject, the Payment Shares or Warrant Shares, as applicable, if certificated, may be exchanged for certificates bearing no legends, and Optionee covenants and agrees that it will use commercially reasonable efforts to deliver or cause to be delivered a certificate or certificates representing the Payment Shares or Warrant Shares, as applicable, bearing no such legends within three Business Days after delivery of the legended certificate or certificates to Optionee.

17.          REGISTRATION OF AGREEMENT

17.1	Optionee or Optionor will have the right at any time to register a notice of this Agreement against title to the mineral claims and mining leases comprised in the Property.

18.          ASSIGNMENT

18.1	Until the Closing Date, neither Optionee nor Optionor may Transfer any or all of its right, title and interest in any of the Eskay Creek Assets or under this Agreement without the prior written consent of the other party hereto.

18.2	From and after the Closing Date, Optionee may transfer, sell, assign, convey or otherwise dispose of its interests in the Eskay Creek Assets in accordance with the terms of the Royalty Agreement and by complying with Section 18.3.

18.3	No transfer, sale, assignment, conveyance or disposal by Optionee of its rights, title or interest of in the Eskay Creek Assets or under this Agreement to a purchaser, assignee or transferee shall become effective until such purchaser, assignee or transferee shall have delivered to each of Optionor and Optionee an instrument in writing in favour of the Optionor containing:

(a)	a covenant by such purchaser, assignee or transferee to assume and perform all of the liabilities and obligations of the party whose interest it is receiving under this Agreement to the same extent as if this Agreement had been originally executed by it; and

(b)	a provision restricting any further sale, assignment or transfer to the restrictions contained in this Section 18.

19.          TERMINATION

19.1	Despite any other provision of this Agreement, Optionee will have the right at any time during the Option Period to give written notice to Optionor terminating the Option and Working Right, whereupon the Option and Working Right and the rights under Section 5.4, will terminate 30 days after the delivery of such notice or such later date as may be specified in the notice (such date, the “Option Termination Date”).

19.2	Optionor will have the right at any time during the Option Period to terminate the Option and the Working Right and the rights under Section 5.4 by written notice to that effect to Optionee:

(a)	if Optionee has failed to comply with any of the requirements set forth in Section 6.2 within the times prescribed therein; or

(b)	in the event that Optionee is in default of any of its obligations under this Agreement and Optionee has failed to remedy the default within sixty days of notice thereof by Optionor,

in which case the Option and Working Right and the rights under Section 5.4 will terminate on the date of notice or such later date as may be specified in the notice (such date, also the “Option Termination Date”).

19.3	Optionor will have the right at any time to terminate this Agreement by written notice to that effect to Optionee if Optionee is in default of any of its obligations under this Agreement and Optionee has failed to remedy the default within sixty days of notice thereof by Optionor.

20.          OBLIGATIONS ON TERMINATION PRIOR TO ACQUISITION OF INTEREST

20.1	If the Option and Working Right and the rights under Section 5.4 are terminated pursuant to Section 19.1 or 19.2 or this Agreement is otherwise terminated prior to the Closing, Optionee will on or promptly following the Option Termination Date or date of termination of the Agreement, as applicable:

(a)	if Optionee or any of its Affiliates has acquired, directly or indirectly, and in any manner whatsoever (including by way of option), any of the rights and interests of Canarc Resource Corp. (or any of its successors and assigns) (“Canarc”) in and to: (a) the option and joint venture agreement dated November 4, 1988 between Canarc Resource Corp. and Calpine Resources Incorporation (the “Canarc JV Agreement”); and (b) the mineral tenures or other properties that are the subject of the Canarc JV Agreement, Optionee shall on written request from Optionor, transfer the interest so acquired to Optionee (either as a direct interest or if such interest was acquired indirectly, as an indirect interest, as directed by Optionor in its sole discretion) free and clear of all Encumbrances (other than those Encumbrances which existed prior to the acquisition by Optionee or its Affiliates and which have not been discharged) and for $1.00, within three months from the date of termination;

(b)	leave the Eskay Creek Assets:

(i)	free and clear of all Encumbrances arising from this Agreement or Optionee’s operations hereunder, and

(ii)	in a safe and orderly condition and in material compliance with all applicable Laws;

(c)	complete all remediation activities in respect of the Eskay Creek Assets required by applicable British Columbia Law in respect of Optionee’s acts or omissions on the Property;

(d)	deliver to Optionor all data and factual information generated by Optionee through its activities on or in respect of the Eskay Creek Assets, provided that: Optionee shall make no representations and warranties with respect thereto or be liable for any errors or omissions in the material so provided;

(e)	cooperate with Optionor in removing from title to the Property the registrations contemplated by Sections 15.4 and 17.1 (if any); and

(f)	on the request of Optionor, remove from the Property, within three months, all equipment, assets and Facilities erected, installed or brought upon the Property by or at the instance of Optionee.

20.2	From and after the Option Termination Date or termination of this Agreement (other than pursuant to Section 15.8), as applicable, Optionee shall have no further right, title or interest in or to the Eskay Creek Assets (apart from the Barrick Road SUP) and Optionee will pay for the costs to keep the Property in good standing with the applicable Governmental Authorities for a period of one year.

20.3	The termination of the Option and Working Right pursuant to Section 19.1 or Section 19.2 or the termination of this Agreement pursuant to Section 14.1, Section 14.4 or Section 19.3, shall be without prejudice to, or limitation of, any and all other rights, remedies and recourse that may be available to parties under this Agreement or at law or in equity, and in the case of such termination, the provisions of Sections 2.3, 2.4, 2.5, 2.6, 2.7, 5.5, 5.6, 5.7, 13.3, 16.2, 22.5 and 23.1 shall survive the termination of the Option and Working Right or the termination of this Agreement.

21.          APPOINTMENT OF ATTORNEY

21.1	Optionee irrevocably appoints Optionor as its true and lawful attorney and agent, with full power and authority in its name, place and stead to do all of the following, should Optionee not carry out the duties and responsibilities:

(a)	if this Agreement is terminated (other than upon the Closing) and Optionee fails to perform any of the obligations set forth in Section 20.1, Optionor is hereby authorized to do such work in the name of and on behalf of Optionee; and

(b)	if Optionee fails to do any work (including filing necessary assessment work) or pay any fee to keep the Property in good standing and free from Encumbrances as required by sections 13.1 and 20, Optionor is hereby authorized to do such work and pay such fees.

Such appointment, being coupled with an interest, is irrevocable by Optionee and shall not be revoked by the insolvency, bankruptcy, dissolution, liquidation or other termination of the existence of Optionee and Optionee agrees to ratify and confirm all that Optionor may do or cause to be done pursuant to the foregoing. Optionee hereby agrees to be bound by any act of Optionor and any successor thereto, while acting in good faith pursuant to the within power of attorney, and Optionee hereby waives any and all defences which may be available to it, to contest, negate or disaffirm the action of Optionor and any successor thereto taken in good faith in accordance with the terms of the within power of attorney.

Optionor hereby accepts (and each successor thereto upon becoming bound by the provisions of this Agreement shall thereupon be deemed to have accepted) the power of attorney hereby conferred upon it.

21.2	Optionee shall reimburse Optionor for any costs incurred by Optionor in connection with Optionor taking an action contemplated by Sections 21.1(a) or 21.1(b).

22.         CONFIDENTIAL NATURE OF INFORMATION

22.1        The parties agree that:

(a)	all information obtained from the work carried out by Optionor under this Agreement prior to Closing, shall until the Closing or termination of this Agreement be the exclusive property of the parties and, except as provided in Section 22.2, shall not be disclosed to any third party or the public without the prior written consent of the other party, which consent shall not be unreasonably withheld; and

(b)	upon Closing, all of the information referred to in Section 22.1(a) will be the exclusive property of Optionee and, except as provided in Section 22.2, shall not be disclosed by Optionor to any third party or the public without the prior written consent of Optionee, which consent shall not be unreasonably withheld.

Despite the foregoing, it is understood and agreed that a party will not be liable to the other party for the fraudulent or negligent disclosure of information by any of its employees, servants or agents, provided that such party has taken reasonable steps to ensure the preservation of the confidential nature of such information.

22.2        The consent required by Section 22.1 shall not apply to a disclosure:

(a)	to any bona fide prospective purchaser of party’s interest in the Eskay Creek Assets and this Agreement;

(b)          to a party’s bona fide lenders or financier; or

(c)           as required by Law.

22.3	As to any disclosure pursuant to Section 22.2(a) or 22.2(b), only such confidential information as such third party shall have a legitimate business need to know shall be disclosed and such third party shall first agree in writing with the disclosing party to protect the confidential information from further disclosure to the same extent as the parties are obligated under this Article 22.

22.4	Except as required by Law, until the earlier of the Closing Date, the Option Termination Date or the termination of this Agreement, neither party shall make any public announcements or statements concerning this Agreement or the Eskay Creek Assets without first providing the intended announcement to the other party for comment.

22.5	The text of any public announcements or statements including news releases which Optionee intends to make (whether pursuant to the exception in Section 22.4 or otherwise) shall be made available to Optionor not less than two Business Days prior to publication and Optionor shall have the right to make suggestions for changes therein. If Optionor is identified in such public announcement or statement it shall not be released without the consent of Optionor in writing unless required to do so by applicable Laws. In providing its approval of a public announcement or statement, Optionor does not thereby assume any liability or responsibility for the contents thereof, which shall be the sole responsibility of Optionee as the disclosing party, and Optionee shall indemnify, defend and save Optionor harmless from any costs and liabilities it may incur in that regard. This provision shall survive expiration or earlier termination of this Agreement.

23.          CANARC JV

23.1	Optionee covenants and agrees that prior to the Closing, neither Optionee nor any of its Affiliates, acquire, or agree to acquire, directly or indirectly, and in any manner whatsoever (including by way of option), any of the rights and interest of Canarc (or any of its successors and assigns) in and to: (a) the Canarc JV Agreement; and (b) the mineral tenures or other properties that are the subject of the Canarc JV Agreement, without the prior written approval of Optionor. Unless Optionor otherwise agrees, the consideration payable by Optionee and/or its Affiliates for such an acquisition shall be paid only in cash (in Canadian dollars) and/or by way of the issuance of common shares of Skeena or warrants (to acquire common shares)

24.          ADDITIONAL ASSETS

24.1	If at any time and from time to time, Optionor identifies any rights or assets, including any agreements that are entered into prior to the date of the Original Agreement, that pertain to or are used in connection any of the Eskay Creek Assets (each an “Additional Eskay Creek Asset” and each such agreement also referred to as an “Additional Eskay Creek Contract”), Optionor shall have right, but not the obligation, upon written notice to Optionee, to:

(a)	if the Closing has not yet occurred, include such Additional Eskay Creek Assets as part of the Eskay Creek Assets (and such Additional Eskay Creek Contracts as Eskay Creek Contracts), whereupon such Additional Eskay Creek Assets shall thereupon form part of the Eskay Creek Assets (and such Additional Eskay Creek Contracts shall thereupon part of the Eskay Creek Contracts); and

(b)	if the Closing has occurred, transfer and assign to Optionee such Additional Eskay Creek Assets (and such Additional Eskay Creek Contracts) to Optionee whereupon:

(i)	such Additional Eskay Creek Assets shall form part of the Eskay Creek Assets (and such Additional Eskay Creek Contracts shall form part of the Eskay Creek Contracts);

(ii)	Optionee shall assume and further covenants (and shall be deemed to have assumed and covenanted) to pay and discharge and be responsible for any and all obligations and liabilities of Optionor and any of its predecessors or predecessors in interest of whatsoever nature and kind, whether direct or indirect, disclosed or undisclosed, known or unknown, determined or undetermined, absolute or contingent or otherwise, resulting from, in respect of, or arising out of such Additional Eskay Creek Assets (and such Additional Eskay Creek Contracts) (which shall also constitute “Assumed Obligations and Liabilities” for the purposes of this Agreement;

(iii)         the provisions of Section 16.1 shall apply mutatis mutandis.

25.          EXPENSES OF PARTIES

25.1        Each party to this Agreement will bear their own expenses in respect of this transaction.

26.          NOTICE

26.1	Any notice, direction or other communication required or permitted to be given under this Agreement will be in writing and will be given by personal delivery or by prepaid registered or certified mail or by email, in each case addressed as follows:

(a)           if to Optionee:

Skeena Resources Limited

Suite 650, 1021 West Hastings Street

Vancouver, British Columbia V6E 0C3

Attention: President

Email: [Redacted]

26.2        if to Optionor:

Barrick Gold Inc.

c/o Barrick Gold Corporation

TD Canada Trust Tower

3700 – 161 Bay Street

Toronto, Ontario M5J 2S1

Attention:	[Redacted]
Email:	[Redacted]

With a copy to:

Attention:	General Counsel
Email:	[Redacted]

26.3	Any notice, direction or other communication will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the third Business Day following the day of mailing, except in the event of disruption of the postal services in which event notice will be deemed to be received only when actually received, and if sent by email, will be deemed to have been given or received on the next Business Day following the date on which it was so sent.

26.4	Any party may at any time give to the other party notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purpose of giving notice under this Agreement.

27.          ARBITRATION

27.1	Disputes between the parties arising out of or in connection with this Agreement or its interpretation will be settled in accordance with this Section 27 and will be settled in the first instance available. If amicable settlement cannot be reached within thirty days following written notice by one party to the other party of the existence of any such dispute, the matter will be submitted to binding arbitration in accordance with the provisions of this Section 27.

27.2	Following the expiry of the thirty day notice period, any party may refer any matter to arbitration by written notice to the others and, within fifteen days after receipt of such notice, the parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act.

27.3	If the parties cannot agree on a single arbitrator as provided in Section 27.2 either party may submit the matter to arbitration (before a single arbitrator) in accordance with the Arbitration Act (British Columbia) (the “Arbitration Act”).

27.4	Except as specifically provided in this Section 27, arbitration hereunder will be conducted in accordance with the Arbitration Act. The arbitrator will fix a time and place in Vancouver, British Columbia for the purpose of hearing the evidence and representations of the parties and he/she will preside over the arbitration and determine all questions of procedure not provided for under such Arbitration Act or this Section 27. After hearing any evidence and representations that the parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the parties. The decision of the arbitrator will be made within thirty days after his appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The parties agree that the award of the single arbitrator will be final and binding upon each of them and will not be subject to appeal.

28.          FORCE MAJEURE

28.1	No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control (except those caused by its own lack of funds) including, but not limited to acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted Governmental Entity or non-availability of materials or transportation (each an “Intervening Event”), provided that the failure to obtain any of the Permit Authorizations, the Barrick Road SUP Authorizations or the Contract Authorizations shall not constitute an Intervening Event.

28.2	All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

28.3	A party relying on the provisions of this Section 28 will give written notice to the other party (specifying the reason for invoking this provision and setting out the expected timeline for rectification of the Intervening Event (or the effects thereof) if reasonably possible), will take all reasonable steps to eliminate an Intervening Event (or the effects thereof) and, if possible, will perform its obligations under this Agreement as far as practical, but nothing in this Agreement will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted Governmental Entity or to complete its obligations under this Agreement if an Intervening Event or the effects thereof renders completion impossible.

29.         GENERAL

29.1        Headings

The headings to the respective sections in this Agreement will not be deemed part of this Agreement but will be regarded as having been used for convenience only. Unless the context clearly otherwise requires, references in this Agreement to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement.

29.2        Further Assurances

The parties to this Agreement agree that they and each of them will execute all documents and do all acts and things within their respective powers to carry out and implement the provisions or intent of this Agreement.

29.3        Enurement

This Agreement enures to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

29.4        Laws

The terms and provisions of this Agreement will be interpreted in accordance with the Laws of the Province of British Columbia and the parties hereto agree to attorn to the exclusive jurisdiction of the courts of British Columbia.

29.5        Entire Agreement

This Agreement constitutes the entire agreement between the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or written, express or implied, statutory or otherwise between the parties with respect to the subject matter in this Agreement. This Agreement amends and restates the Original Agreement in its entirety as and from the Amendment and Restatement Date.

29.6        Time of Essence

Time is of the essence in this Agreement.

29.7        Severability

If any one or more of the provisions or stages contained in this Agreement is declared invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained in this Agreement will not in any way be affected or impaired thereby.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year written on the first page.

BARRICK GOLD INC.

Per:	“Dana Stringer”
Name: Dana Stringer
Title: Secretary

SKEENA RESOURCES LIMITED

Per:
Name:
Title:

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year written on the first page.

BARRICK GOLD INC.

Per:
Name: Dana Stringer
Title: Secretary

SKEENA RESOURCES LIMITED

Per:	“Andrew MacRitchie”
Name: Andrew MacRitchie
Title: Chief Financial Officer

SCHEDULE “A”

Property

Mining Leases

Item No.	Recorded Holder	Tenure No.
1.	Barrick Gold Inc. (100.0%)	254580
2.	Barrick Gold Inc. (100.0%)	306286
3.	Barrick Gold Inc. (100.0%)	306611
4.	Barrick Gold Inc. (100.0%)	306627
5.	Barrick Gold Inc. (66.6666%)	316357
	Canarc Resource Corp. (33.3333%)
6.	Barrick Gold Inc. (66.6666%)	316358
	Canarc Resource Corp. (33.3333%)
7.	Barrick Gold Inc. (66.6666%)	316359
	Canarc Resource Corp. (33.3333%)
8.	Barrick Gold Inc. (100.0%)	329944

Mineral Claims

Item No.	Recorded Holder	Tenure No.	Claim Name
1.	Canarc Resource Corp (33.33%)	252966	CAL #2
	Barrick Gold Inc. 66.67
2.	Canarc Resource Corp (33.33%)	252967	CAL #3
	Barrick Gold Inc. (66.67%)
3.	Barrick Gold Inc. (100.0%)	252976	IKS 2
4.	Barrick Gold Inc. (100.0%)	300298	P-1
5.	Barrick Gold Inc. (100.0%)	300299	P-2
6.	Barrick Gold Inc. (100.0%)	300300	P-3
7.	Barrick Gold Inc. (100.0%)	300301	P-4
8.	Barrick Gold Inc. (100.0%)	329241	MACK 23
9.	Barrick Gold Inc. (100.0%)	329244	MACK 1
10.	Barrick Gold Inc. (100.0%)	329245	MACK 2
11.	Barrick Gold Inc. (100.0%)	329246	MACK 3

2

Item No.	Recorded Holder	Tenure No.	Claim Name
12.	Barrick Gold Inc. (100.0%)	329247	MACK 4
13.	Barrick Gold Inc. (100.0%)	329248	MACK 5
14.	Barrick Gold Inc. (100.0%)	329249	MACK 6
15.	Barrick Gold Inc. (100.0%)	329252	MACK 9
16.	Barrick Gold Inc. (100.0%)	329253	MACK 10
17.	Barrick Gold Inc. (100.0%)	329254	MACK 11
18.	Barrick Gold Inc. (100.0%)	329255	MACK 12
19.	Barrick Gold Inc. (100.0%)	329256	MACK 13
20.	Barrick Gold Inc. (100.0%)	329257	MACK 14
21.	Barrick Gold Inc. (100.0%)	329258	MACK 15
22.	Barrick Gold Inc. (100.0%)	329259	MACK 16
23.	Barrick Gold Inc. (100.0%)	329260	MACK 17
24.	Barrick Gold Inc. (100.0%)	329261	MACK 18
25.	Barrick Gold Inc. (100.0%)	329262	MACK 19
26.	Barrick Gold Inc. (100.0%)	329263	MACK 20
27.	Barrick Gold Inc. (100.0%)	329264	MACK 21
28.	Barrick Gold Inc. (100.0%)	329265	MACK 22
29.	Barrick Gold Inc. (100.0%)	329363	MACK 26 FR.
30.	Barrick Gold Inc. (100.0%)	352974	STAR 21
31.	Barrick Gold Inc. (100.0%)	352975	STAR 22
32.	Barrick Gold Inc. (100.0%)	365539	KAY 1
33.	Barrick Gold Inc. (100.0%)	365541	KAY 3
34.	Barrick Gold Inc. (100.0%)	365542	KAY 4
35.	Barrick Gold Inc. (100.0%)	365543	KAY 5
36.	Barrick Gold Inc. (100.0%)	365544	KAY 6
37.	Barrick Gold Inc. (100.0%)	365545	KAY 7
38.	Barrick Gold Inc. (100.0%)	365546	KAY 8
39.	Barrick Gold Inc. (100.0%)	365547	KAY 9
40.	Barrick Gold Inc. (100.0%)	365548	KAY 10
41.	Barrick Gold Inc. (100.0%)	512867
42.	Barrick Gold Inc. (100.0%)	512879
43.	Barrick Gold Inc. (100.0%)	512881

SCHEDULE “A1”

[Intentionally Deleted]

SCHEDULE “A2”

Permits

1.	Mines Act Permits:

Permit M-197, as amended; and

Permit MX-1-323

2.	Special Use Permit S17635, as amended

3	Road Use Permit 11360-20/8975-1002

4.	Waste Discharge Permits:

10818 – (Effluent Discharge Permit)

12977 – (Refuse and Air emissions Discharge Permit); and

109217 – (Waste Discharge Approval)

5.	Water licences C107796 and C114327

6.	Environmental Assessment Certificate M00-01 for the Tom MacKay Lake Waste Rock and Tailings Disposal Facility

7.	Mine Development Certificate 94-01 (MDC), as amended, for the Eskay Creek Mine and Mill

SCHEDULE “B”

[Intentionally Deleted]

SCHEDULE “C”

ROYALTY AGREEMENT

[Redacted]

SCHEDULE “D”

ASSUMPTION AGREEMENT

THIS AGREEMENT dated as of the         day of                     , 20      .

BETWEEN:

Barrick Gold Inc., a company incorporated under the laws of Ontario and having an office at TD Canada Trust Tower, 3700 – 161 Bay Street, Toronto, Ontario, M5J 2S1

(the “Optionor”)

AND:

Skeena Resources Limited, a company incorporated under the laws of British Columbia and having an office at 650-1021 West Hastings Street, Vancouver, British Columbia V6E 0C3

(the “Optionee”)

WHEREAS:

A.       The Optionor and Optionee have entered into an amended and restated option agreement dated as of ●, 2020 (the “Option Agreement”), pursuant to which the Optionor has granted to the Optionee the sole and exclusive right and option to acquire all of the Optionor’s right, title and interest in and to the Eskay Creek Assets (apart from the Barrick Road SUP), subject to the retention by the Optionor of the NSR Royalty, in accordance with the terms of the Option Agreement;

B.       The Optionee has exercised the Option and it is a requirement under the Option Agreement that the Optionee enter into and deliver this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual agreements set out in the Option Agreement and this Agreement and for other good and valuable consideration (the receipt and sufficiency of which is acknowledged by each party hereto), the parties agree as follows:

1.	Defined Terms. All capitalized terms used in this Agreement (including in the recitals to this Agreement) which are not otherwise defined herein shall have the respective meanings ascribed to such terms in the Option Agreement.

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2.	Assumption. The Optionee hereby assumes and covenants to pay and discharge and be responsible for any and all obligations and liabilities of Optionor and any of its predecessors or predecessors in interest of whatsoever nature and kind, whether direct or indirect, disclosed or undisclosed, known or unknown, determined or undetermined, absolute or contingent or otherwise, resulting from, in respect of, or arising out of:

(a)	the Eskay Creek Assets (apart from the Barrick Road SUP) including, without limitation: (i) the condition, environmental or otherwise, of the Property including the presence or existence of any environmental liabilities or any contaminants or hazardous materials on or in respect to the Property, whether arising or existing before or after the date of the Original Agreement or the Closing; (ii) any and all abandonment, restoration, remediation, reclamation or closure obligations relating to any of the Eskay Creek Assets (apart from the Barrick Road SUP) whether under applicable Laws or any Permits (apart from the Barrick Road SUP) or otherwise; and (iii) the past, present or future ownership, operation or use of any of the Eskay Creek Assets (apart from the Barrick Road SUP); and (iv) any and all acts, activities, omissions or operations conducted on or in relation to any of the Eskay Creek Assets (apart from the Barrick Road SUP) whether the same existed, occurred or took place before or after the date of the Original Agreement or the Closing and whether caused by Optionor or any of its predecessors or predecessors in interest;

(b)	the Permits (apart from the Barrick Road SUP) (regardless of whether applicable Permit Authorizations have been obtained);

(c)	the Eskay Creek Contracts, including the Underlying Agreements and the Underlying Royalties (regardless of whether applicable Contract Authorizations have been obtained); and

(d)	all Encumbrances on, against or affecting any of the Eskay Creek Assets (apart from the Barrick Road SUP),

(collectively, the “Assumed Obligations and Liabilities”).

3.	Indemnification. Optionee covenants and agrees that it will at all times indemnify and hold harmless Optionor, its Affiliates and their respective directors, officers, employees, agents and representatives from any Loss or Losses which may be suffered or incurred by any of them as a result of, in respect of, or arising out of any of the Assumed Obligations and Liabilities.

4.	Further Assurances. Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, to carry out the full intent and meaning of this Agreement.

5.	No Derogation. This Agreement shall in no way limit or derogate from, shall not merge with and is without prejudice to the covenants, agreements, representations, warranties, indemnities and obligations of the parties contained in the Option Agreement, all of which shall continue in full force and effect in accordance with the terms thereof. In the event of any conflict or inconsistency between this Agreement and the Option Agreement, the Option Agreement shall prevail.

6.	Gender and Number. Words in this Agreement which import the singular connotation shall be interpreted as plural, and vice versa, and words which import the masculine gender shall be interpreted as the feminine or neuter gender, and vice versa, each as the identity of the parties or objects referred to may require.

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7.	No Waiver. The failure of any party to strictly enforce any provision of this Agreement, or the waiver thereof by a party in any particular instance, shall not be construed as a general or continuing waiver of any such or similar provision, and such provision shall nevertheless be and remain in full force and effect.

8.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

9.	Counterparts. This Agreement may be executed by the parties in counterparts, each of which, when delivered, either in original or facsimile or other electronic form, shall be deemed to be an original and all of which together shall constitute one and the same instrument.

[signature page follows]

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IN WITNESS WHEREOF Skeena and Barrick have executed this Agreement as of the date written above.

SKEENA RESOURCES LIMITED

By:
Name:
Title:

BARRICK GOLD INC.

By:
Name:
Title:

SCHEDULE “E”

ROAD USE AGREEMENT

[Redacted]

SCHEDULE “F”

Warrant Certificate

(See Attached)

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF SKEENA RESOURCES LIMITED AND ITS SUCCESSORS (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (I) THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (II) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, AND, IN THE CASE OF (C)(II) AND (D), IF THE SELLER FIRST FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THESE WARRANTS MAY NOT BE EXERCISED IN THE UNITED STATES, OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON, AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF MAY NOT BE DELIVERED WITHIN THE UNITED STATES UNLESS THESE WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY OR ANY SECURITY ISSUED ON ITS EXERCISE IN CANADA OR WITH A RESIDENT OF CANADA BEFORE [DATE] [NTD: date that is a four months and a day from the date hereof].

[WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND ANY SECURITIES ISSUED ON EXERCISE HEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [DATE] [NTD: date that is a four months and a day from the date hereof]. ]

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ONLY PRIOR TO 5:00 P.M., VANCOUVER TIME, ON [DATE] [NTD: date that is a 24 months from the date hereof] AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

[•], 2020

COMMON SHARE PURCHASE WARRANT CERTIFICATE

To Purchase 11,250,000 Common Shares of Skeena Resources Limited

Warrant Certificate No.[MMMDD]-[•]	Certificate for 11,250,000 Warrants, each entitling the holder to acquire one Warrant Share (as hereinafter defined and subject to adjustment as set out herein)

THIS IS TO CERTIFY THAT, FOR VALUE RECEIVED, BARRICK GOLD INC. (the “Holder”), the principal business address of which is Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1, or its permitted registered assigns, is entitled, during the Exercise Period (as hereinafter defined), to purchase from Skeena Resources Limited, a company organized and existing under the laws of the province of British Columbia, Canada (the “Company”), all or less than all of the Warrant Shares (as hereinafter defined and subject to adjustment as provided for herein) represented by this Warrant Certificate, at a purchase price of CDN$2.70 per Warrant Share for each Warrant (as hereinafter defined) exercised, all on and subject to the terms and conditions hereinafter set forth.

The Company shall treat the Holder as the absolute owner of this Warrant for all purposes and the Company shall not be affected by any notice or knowledge to the contrary. The Holder shall be entitled to the rights evidenced by this Warrant Certificate and all persons may act accordingly and the receipt by the Holder of the Warrant Shares issuable upon exercise hereof shall be a good discharge to the Company and the Company shall not be bound to inquire into the title of the Holder.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Warrant Shares at any time after the Expiration Date (as hereinafter defined), and from and after the Expiration Date these Warrants and all rights hereunder shall be void and of no value.

1.       Definitions. As used in this Warrant Certificate, the following terms have the respective meanings set forth below:

“1933 Act” means the United States Securities Act of 1933, as amended.

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more Persons, Controls, or is Controlled by, or is under common Control with, such specified Person.

“Business Day” means a day other than a Saturday, Sunday or any other day on which Canadian chartered banks located in the City of Vancouver, Province of British Columbia are not open for business.

“Closing Date” means [•], 2020.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Skeena Resources Limited, a company organized and existing under the laws of the Province of British Columbia, Canada, and its successors and assigns.

“Control”, “Controlled by” and “under common Control with”, as used with respect to any Person, means the beneficial ownership of more than 50% of the outstanding voting securities of such Person or the ability to elect the majority of the directors of such Person.

“Convertible Securities” means Securities that are exchangeable, convertible or exercisable into Common Shares.

“Current Market Price” of the Common Shares at any date means the price per share equal to the volume weighted average trading price of the Common Shares on the TSXV or the TSX, as applicable, during the 20 consecutive Trading Days ending three Business Days before such date or, if the Common Shares are not then listed on the TSXV or the TSX, as applicable, on such Other Exchange on which the Common Shares trade as may be selected by the directors of the Company for such purpose or, if the Common Shares are not then listed on any Other Exchange, in the over-the-counter market, during the 20 consecutive Trading Days ending three Business Days before such date; provided that if the Common Shares are not then listed on the TSXV or the TSX, as applicable, or any Other Exchange or traded in the over-the-counter market, then the Current Market Price shall be determined by such firm of independent chartered professional accountants as may be selected by the directors of the Company.

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“Current Warrant Price” means, in respect of a Warrant Share at any date herein specified, the price at which a Warrant Share may be purchased pursuant to this Warrant Certificate on such date. Unless and until the Current Warrant Price is adjusted pursuant to the terms herein, the Current Warrant Price shall be CDN$2.70 per Warrant Share.

“Exercise Period” means the period during which the Warrants are exercisable pursuant to Section 2.1.

“Expiration Date” means [date] [NTD: date that is 24 months from the date hereof].

“Holder” has the meaning set forth on page 1 hereof.

“Other Exchange” means any other recognized North American stock exchange or quotation system.

“Other Property” has the meaning set forth in Section 4.4.

“Person” means any individual, corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision of any thereof) or any entity of any kind.

“Securities” has the meaning ascribed thereto in the Securities Act (British Columbia).

“Securities Laws” means the securities laws (including, without limitation, “blue sky” laws) of the United States, Canada (including its provinces and territories) and any other applicable jurisdiction, or any rules or regulations promulgated thereunder.

“Option Agreement” means the amended and restated option agreement dated as of                    , 2020 between the Company and the Holder pursuant to which the Company agreed to issue to the Holder the Warrants represented by this Warrant Certificate, all upon the terms and conditions of the Option Agreement.

“Trading Day” means any day on which the primary market (by volume) on which Common Shares are listed or quoted is open for trading.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“United States” means the United States of America, its territories or possessions, any state of the United States of America and the District of Columbia.

“U.S. Person” means a U.S. person as defined under Rule 902 of the 1933 Act and includes: a natural person resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States, a trust of which any trustee is a U.S. Person and a partnership or corporation organized or incorporated under the laws of any foreign jurisdiction by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated and owned by United States “Accredited Investors” who are not natural persons, estates or trusts.

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“Warrant Certificate” means a certificate issued by the Company and representing the Warrants, including for certainty, this certificate.

“Warrants” means the common share purchase warrants represented by this Warrant Certificate.

“Warrant Exercise Form” means the subscription form attached as Exhibit A hereto.

“Warrant Price” means an amount equal to (a) the number of Warrant Shares being purchased upon exercise of this Warrant pursuant to Section 2.1, multiplied by (b) the Current Warrant Price.

“Warrant Shares” means the Common Shares to be purchased upon the due exercise of the Warrants represented by this Warrant Certificate, subject to adjustment as provided herein.

2.	Exercise of Warrants.

2.1	Manner of Exercise.

(a)	From and after the issuance hereof and until 5:00 P.M. (Vancouver time) on the Expiration Date (the “Exercise Period”), the Holder may exercise the Warrants for all or any part of the number of Warrant Shares purchasable hereunder. It shall be a condition to the exercise of any Warrants that the Holder provide the Company with the information requested in the Warrant Exercise Form.

To exercise any Warrant, the Holder shall deliver to the Company at its principal office or at the office or agency designated by the Company pursuant to Section 13.2, (i) a written notice of the Holder’s election to exercise Warrants, which notice shall specify, among other things, the number of Warrant Shares to be purchased, (ii) payment of the Warrant Price as provided herein, and (iii) this Warrant Certificate. Such written notice shall be substantially in the form of the Warrant Exercise Form, duly completed and executed by the Holder or its agent or attorney. Upon receipt thereof, the Company shall, as soon as practicable and in any event within five Business Days of such receipt, execute or cause to be executed and deliver or cause to be delivered to the Holder by mail, at the notice address specified in Section 13.2, one or more certificates representing the aggregate number of Warrant Shares issuable upon such exercise, as hereinafter provided. The share certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the notice, and shall be registered in the name of the Holder or such Affiliate as the Holder may direct. A Warrant shall be deemed to have been exercised and such share certificate or certificates shall be deemed to have been issued and the Holder shall be deemed to have become a holder of record of such Warrant Shares for all purposes, as of the date when the duly completed Warrant Exercise Form, together with the payment of the Warrant Price and this Warrant Certificate, is received by the Company as described above. If this Warrant Certificate shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing such Warrant Shares, deliver to the Holder, without charge, a new Warrant Certificate evidencing the rights of the Holder to purchase the unpurchased Warrant Shares represented by this Warrant Certificate, which new Warrant Certificate shall in all other respects be identical with this Warrant Certificate (other than with respect to the number of Warrants represented thereby).

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(b)	Payment of the Warrant Price may be made at the option of the Holder by: (i) certified cheque or bank draft payable to the order of the Company; or (ii) wire transfer of immediately available funds to the account of the Company. Payment of the Warrant Price shall be made in Canadian dollars. All Warrant Shares issuable upon the exercise of any Warrants pursuant to the terms hereof shall be validly issued and, upon payment of the Warrant Price, shall be fully paid and non-assessable.

2.2	Legends. Any certificate representing Warrant Shares issued upon the exercise of this Warrant prior to four months and one day after the Closing Date will bear the following legend, to the extent such legend remains applicable at the time of such exercise:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [DATE] [NTD: date that is four months and a date from the date hereof].”

and, if such Warrant Shares are listed on the TSXV at such time, such certificate shall also bear the following legend:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [DATE]” [NTD: date that is four months and a date from the date hereof].

If the Warrant Shares are issued on an uncertificated basis prior to the date that is four months and one day after the Closing Date, then the Company hereby provides written notice that the Warrant Shares are and will be subject to the hold period restrictions set forth in this Section 2.2.

2.3	No United States Registration. The Warrants represented hereby and the securities issuable upon the exercise of the Warrants represented hereby have not been and will not be registered under the 1933 Act or the securities laws of any state. The Warrants represented hereby may not be exercised by or for the account of a U.S. Person or a Person in the United States without registration under the 1933 Act and all applicable state securities laws unless an exemption from such registration is available and unless the Holder has provided the Company with a written opinion of United States legal counsel or other evidence satisfactory to the Company that the exercise of the Warrants represented hereby is exempt from the registration requirements of applicable United States Securities Laws. Notwithstanding the foregoing, if the Holder checks box 3 of the Warrant Exercise Form and thereby represents, warrants and certifies to the Company that (a) it purchased the Warrants from the Company pursuant to the Option Agreement for its own account, (b) it is exercising the Warrants for its own account, (c) it is an “accredited investor” (as defined in Rule 501(a) of Regulation D under the 1933 Act) on the date of exercise of the Warrant, and (d) its representations and warranties set forth in section 2.5(e) of the Option Agreement remain true and correct on the date of exercise, it shall not be required to deliver a written opinion of United States counsel upon exercise of the Warrants. The Warrant Shares shall bear the legend set forth in the Warrant Exercise Form.

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2.4	Restrictions on Exercise Amount. If the Company is prohibited from issuing Warrant Shares as a result of any restrictions or prohibitions under applicable law or the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization, the Company shall as soon as possible take such actions as may be necessary, including, without limitation, seeking the approval of its shareholders, to authorize the issuance of the full number of Warrant Shares issuable upon exercise of this Warrant.

3.             No Transfer. The Warrants may not be sold, disposed or otherwise transferred by the Holder other than to Affiliates of the Holder.

4.             Adjustments. The number of Warrant Shares for which the Warrants are exercisable, and the price at which such shares may be purchased upon exercise of the Warrants, shall be subject to adjustment from time to time as set forth in this Section 4. The Company shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with Section 5.1 and 5.2.

4.1           Share Dividends, Subdivisions and Combinations. If at any time while the Warrants are outstanding the Company shall:

(a)	declare a dividend in Common Shares or make a distribution of Common Shares on all or substantially all of its outstanding Common Shares,

(b)	subdivide its outstanding Common Shares into a larger number of Common Shares, or

(c)	combine its outstanding Common Shares into a smaller number of Common Shares,

then, effective as of the record date for such event or, if no record date is fixed, the effective date of such event, in each case:

(y)	the Current Warrant Price shall be adjusted so that it equals the price determined by multiplying (1) the Current Warrant Price in effect immediately prior to such date by (2) a fraction, of which the numerator shall be the total number of Common Shares outstanding on such date before giving effect to such event, and of which the denominator shall be the total number of Common Shares outstanding on such date after giving effect to such event, and

(z)	the number of Warrant Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted by multiplying (1) the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment by (2) a fraction which shall be the reciprocal of the fraction used in the adjustment of the Current Warrant Price.

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Any adjustment made pursuant to clause (a) of this section shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clauses (b) or (c) of this section shall become effective immediately after the effective date of such subdivision or combination.

4.2	Rights Offering. If at any time while the Warrants are outstanding the Company shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares entitling such holders, for a period expiring not more than 45 days after the record date, to subscribe for or purchase Common Shares or Convertible Securities at a price per Common Share (or having a conversion price per Common Share) of less than 95% of the Current Market Price as at the record date (the issuance of any such rights, options or warrants being a “Rights Offering”), then the Current Warrant Price shall be adjusted effective immediately after the record date so that it shall equal the price determined by multiplying the Current Warrant Price in effect on the record date of such Rights Offering by a fraction:

(a)	the numerator of which shall be the number of Common Shares outstanding on the record date plus a number of Common Shares equal to the number determined by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion price of the Convertible Securities so offered) by the Current Market Price; and

(b)	the denominator shall be the number of Common Shares outstanding on the record date plus the total number of additional Common Shares offered by subscription or purchase (or into which the Convertible Securities so offered are convertible).

To the extent that any such rights, options or warrants are not issued or are not exercised prior to the expiration thereof, then the Current Warrant Price adjusted above shall be readjusted to the Current Warrant Price which would be in effect if the record date had not been fixed and the resulting adjusted Current Warrant Price will based upon the number of Common Shares (or Convertible Securities) actually issued upon the exercise of such rights, options and warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.3	Special Distribution. If at any time while the Warrants are outstanding the Company shall issue or distribute to all or substantially all the holders of Common Shares:

(a)	shares of any class other than Common Shares;

(b)	rights, options or warrants to purchase Common Shares (other than pursuant to a stock option plan or share purchase plan or other employment incentive); or

(c)	evidences of indebtedness; or

(d)	any other assets (other than a cash dividend payable out of the earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Company),

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and, in any of those cases, the issuance or distribution does not constitute a distribution to which Sections 4.1 or 4.2 applies (any of such events being herein called a “Special Distribution”), then the Current Warrant Price shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to a price which is the product of:

(y)	the Current Warrant Price in effect on such record date; and

(z)	a fraction:

(i)	the numerator of which shall be (1) the number of Common Shares outstanding on the record date multiplied by the Current Market Price on the record date, less (2) the fair market value (as determined by the directors acting in good faith with a view to the interests of all of the security holders of the Company, including the Holder, and subject to TSX approval if the Common Shares are then listed on the TSX) of the shares, evidences of indebtedness, assets or property, or rights, options or warrants so distributed; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on the record date multiplied by such Current Market Price.

To the extent that the Special Distribution is not made or to the extent that any rights, options or warrants distributed are not exercised, then the Current Warrant Price adjusted above shall be readjusted to the adjusted Current Warrant Price which would be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed and based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of such rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.4           Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets.

(a)	If there shall occur a reclassification or redesignation of Common Shares at any time or a change of the Common Shares into other shares or other securities or any other capital reorganization (other than a share dividend, subdivision or combination referred to in Section 4.1), or a consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification or redesignation of the Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the undertaking or assets of the Company to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), and, pursuant to the terms of such Capital Reorganization, common shares of the successor or acquiring corporation, or any cash, shares or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common shares of the successor or acquiring corporation (any such consideration other than common shares, the “Other Property”), are to be received by or distributed to the holders of Common Shares, then the Holder shall have the right thereafter to receive, and will accept upon the exercise of the Warrant in lieu of the Common Shares to which the Holder was entitled to receive, the number of common shares of the successor or acquiring corporation and the Other Property receivable upon or as a result of such Capital Reorganization by the Holder of the number of Common Shares into which the Warrant is exercisable immediately prior to such event.

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(b)	In case of any such Capital Reorganization described in Section 4.4(a) above where Other Property is received or distributed to holders of Common Shares, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition contained in this Warrant to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined in good faith by resolution of the board of directors of the Company) in order to provide for adjustments of the common shares of the successor or acquiring corporation into which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in Section 4. The foregoing provisions of this Section 4 shall similarly apply to successive Capital Reorganization transactions.

4.5	Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments of the number of Common Shares into which the Warrants are exercisable and the Current Warrant Price provided for in this Section 4:

(a)	The adjustments required by Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, subject to the following subsections of this Section 4, and for the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b)	No adjustment in the Current Warrant Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Current Warrant Price and no adjustment in the number of Warrant Shares is required unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c)	In computing adjustments under this Section 4, fractional interests in Common Shares shall be taken into account, rounded down to the nearest whole share.

(d)	If the Company undertakes a transaction contemplated by this Section 4 and as a result takes a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights or other benefits contemplated under this Section 4 and shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights or other benefits contemplated under this Section 4, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

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(e)	If at any time a question or dispute arises with respect to adjustments provided for in Section 4, such question or dispute will be conclusively determined by the auditor of the Company or, if they are unable or unwilling to act, by such other firm of independent chartered professional accountants that is a participant of the Canadian Public Accountability Board, as may be selected by action of the board of directors of the Company and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Company and the Holder. The Company will provide such auditor or firm of independent chartered professional accountants with access to all necessary records of the Company.

(f)	In the absence of a resolution of the directors of the Company fixing a record date for any event which would require any adjustment to these Warrants, the Company will be deemed to have fixed as the record date therefor the date on which the event is effected.

(g)	In any case that an adjustment pursuant to this Section 4 shall become effective immediately after a record date for or an effective date of an event referred to herein, the Company may defer, until the occurrence of such event, issuing to the Holder, if the Warrants evidenced by this Warrant Certificate shall be exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Warrant Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Company will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Warrant Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Warrant Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after such exercise.

4.6	No Adjustments. Notwithstanding any other provision hereof, no adjustment in the Current Warrant Price or number of Warrants issuable hereunder shall be made in respect of any event described in Sections 4.1 through 4.3 and 4.7 if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder exercised all Warrants evidenced by this Warrant Certificate immediately prior to the effective date or record date of such event. Any such participation by a Holder in any event described in Sections 4.1 to 4.3, inclusive, and Section 4.7 will be subject to the prior approval of the TSXV or the TSX, as applicable, or of any applicable Other Exchange having jurisdiction.

4.7	Other Action Affecting Common Shares. If and whenever at any time after the date hereof and prior to the Expiration Date, the Company takes any action affecting its Common Shares to which the foregoing provisions of this Section 4, in the opinion of the board of directors of the Company, acting reasonably and in good faith, are not strictly applicable, or if strictly applicable would not fairly adjust the rights of the Holder against dilution in accordance with the intent and purposes thereof, or would otherwise materially affect the rights of the Holder hereunder, then the Company shall execute and deliver to the Holder an amendment hereto providing for an adjustment in the application of such provisions so as to adjust such rights as aforesaid in such a manner as the board of directors of the Company may determine to be equitable in the circumstances, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval. The failure of the taking of action by the board of directors of the Company to so provide for any adjustment on or prior to the effective date of any action or occurrence giving rise to such state of facts will be conclusive evidence that the board of directors has determined that it is equitable to make no adjustment in the circumstances.

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4.8	Taxes. The issue of share certificates upon exercise of the Warrants shall be made without charge to the Holder for any stamp or issuance tax in respect of such issue.

5.	Notices to Holder.

5.1	Notice Events. Promptly after the occurrence of any event which requires an adjustment or readjustment as provided for in Section 4, the Company shall give notice to the Holder specifying in reasonable detail the event requiring such adjustment or readjustment and the results thereof, including the resulting number of Warrant Shares and the resulting Current Warrant Price.

5.2	No Rights as Shareholder. This Warrant Certificate does not entitle the Holder to any voting or other rights as a shareholder of the Company prior to due exercise and payment of the Warrant Price in accordance with the terms hereof.

6.             No Impairment. The Company shall not by any action, including, without limitation, amending its constating documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company will (a) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant Shares upon the exercise of this Warrant, and (b) use its commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant Certificate.

7.             Reservation and Authorization of Common Shares. From and after the Closing Date, the Company shall at all times reserve and keep available for issuance upon the exercise of Warrants such number of its authorized but unissued Common Shares as will be sufficient to permit the exercise in full of all outstanding Warrants. All Warrant Shares issued in accordance with the terms hereof, including payment therefor, shall when issued be duly and validly issued and fully paid and non-assessable.

8.             If Share Transfer Books Closed. The Company shall not be required to deliver certificates representing Warrant Shares while the share transfer books of the Company are properly closed, including prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the exercise of any Warrant in accordance with the provisions hereof and the making of any subscription and payment for the Warrant Shares provided for thereby during any such period, delivery of certificates representing Warrant Shares may be postponed until three Business Days after the date of the re-opening of said share transfer books.

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9.             Supplying Information. The Company shall cooperate with the Holder in supplying such information as may be reasonably necessary for the Holder to complete and file any information reporting forms presently or hereafter required by applicable Securities Laws as a condition to the availability of an exemption from such Securities Laws for the sale of any Warrant Shares.

10.           Loss or Mutilation. Upon receipt by the Company from the Holder of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and indemnity or security reasonably satisfactory to it and reimbursement to the Company of all reasonable expenses incidental thereto and in case of mutilation upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant Certificate of like tenor to the Holder; provided, however, that in the case of mutilation, no indemnity shall be required if this Warrant Certificate in identifiable form is surrendered to the Company for cancellation.

11.           Office of the Company. As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency (which may be the principal executive offices of the Company) where the Warrants may be presented for exercise as provided in this Warrant.

12.           Limitation of Liability. No provision hereof, in the absence of affirmative action by the Holder to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of the Holder for the purchase price of any Warrant Shares, whether such liability is asserted by the Company or by creditors of the Company.

13.	Miscellaneous.

13.1	Non-waiver. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right.

13.2	Notice Generally. All notices and demands required by and referred to in this Warrant Certificate shall be in writing and shall be deemed to have been duly given or made as of the date sent if delivered personally or sent by facsimile or e-mail transmission or as of the following Business Day if sent by prepaid overnight courier, to the following addresses (or at such other addresses as shall be specified by any party by notice to the other given in accordance with these provisions):

(a)	if to the Company:

Skeena Resources Limited

Suite 650, 1021 West Hastings Street

Vancouver, British Columbia V6E 0C3

Attention: President

Email: [Redacted]

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with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 5300

TD Bank Tower

Box 48, 66 Wellington Street West

Toronto ON M5K 1E6

Attention:	[Redacted]
Email:	[Redacted]

(b)	if to the Holder:

Barrick Gold Inc.

c/o Barrick Gold Corporation

TD Canada Trust Tower

3700 – 161 Bay Street

Toronto, Ontario M5J 2S1

Attention:	[Redacted]
Email:	[Redacted]

with a copy to:

Attention:General	Counsel
Email:	[Redacted]

13.3	Successors and Assigns. Subject to compliance with the provisions of Section 3, this Warrant Certificate and the rights evidenced hereby shall enure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of the Holder. The provisions of this Warrant Certificate are intended to be for the benefit of all Holders from time to time of this Warrant Certificate, and shall be enforceable by any such Holder.

13.4	Amendment. This Warrant Certificate may be modified or amended or the provisions of this Warrant waived only with the written consent of both the Company and the Holder. Any such amendment under this Section 13.4 will be subject to the prior approval of the TSXV or the TSX, as applicable, or of any applicable Other Exchange having jurisdiction.

13.5	Severability. Wherever possible, each provision of this Warrant Certificate shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant Certificate shall be prohibited by or invalid under applicable law, such provision shall be modified to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant Certificate.

13.6	Headings. The headings used in this Warrant Certificate are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant Certificate.

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13.7	Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to the conflicts of laws principles thereof.

13.8	Jurisdiction and Venue. The Company and the Holder hereby irrevocably submit to the exclusive jurisdiction of the courts of Vancouver, British Columbia in connection with any action or proceeding arising out of or relating to the Warrants. The Company and the Holder irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Warrant, or any judgment entered by any court in respect hereof brought in Vancouver, British Columbia, and further irrevocably waive any claim that any suit, action or proceeding brought in Vancouver, British Columbia has been brought in an inconvenient forum. The Company and the Holder hereby consent to process being served in any such suit, action or proceeding, by mailing a copy thereof to the address in effect for notices pursuant to Section 13.2 and agree that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 13.8 shall affect or limit any right to serve process in any other manner permitted by law.

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IN WITNESS WHEREOF, Skeena Resources Limited has caused this Warrant to be executed by its duly authorized officer.

Dated: [●], 2020.

SKEENA RESOURCES LIMITED

Per:
Andrew MacRitchie
Chief Financial Officer

[Signature page to Warrant Certificate]

EXHIBIT A

WARRANT EXERCISE FORM

TO:	Skeena Resources Limited (the “Company”)

RE:	Common Share Purchase Warrants of the Company Represented by Warrant Certificate No. [MMMDD]-[●] (the “Warrant Certificate”)

Capitalized terms used but not defined in this Warrant Exercise Form shall have the meaning given to them in the Warrant Certificate.

The Holder hereby exercises Warrants for the purchase of                         Warrant Shares and herewith encloses (or in the case of a wire transfer, hereby confirms) payment therefor, all at the price and on the terms and conditions specified in the Warrant Certificate. The Holder hereby requests that the Warrant Shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in uncertificated/certificated [circle one] form in the name of, and if issued in certificated form, be delivered to                                      (such Person being the Holder or an Affiliate of the Holder) and whose address is                                             .. If such Warrant Shares do not represent all of the Warrant Shares issuable upon exercise of all the Warrants represented by the Warrant Certificate, the Holder hereby requests that a new Warrant Certificate of like tenor and date for the balance of the Warrant Shares issuable pursuant to the Warrant Certificate be delivered to the Holder at the notice addressed provided in the Warrant Certificate.

In connection with the exercise of the Warrants exercised hereby, the undersigned represents, warrants and certifies to the Company that after giving effect to this exercise of such Warrants, the beneficial owner of the Warrant Shares, together with any person acting jointly or in concert with the Holder, will in the aggregate beneficially own (including deemed beneficial ownership, as such term is described in National Instrument 62-104 – Take-Over Bids and Issuer Bids), or exercise control or direction over, directly or indirectly,                                 [insert number] voting or equity securities of the Company.

In connection with the exercise of the Warrants exercised hereby, the undersigned represents, warrants and certifies to the Company as follows [check one]:

⌋ 1. The undersigned (i) is not a U.S. Person, (ii) is not exercising the Warrants within the United States or for the account or benefit of a U.S. Person or a person in the United States, (iii) is not executing this Warrant Exercise Form with the intent to distribute either directly or indirectly any of the Common Shares acquired hereunder in the United States, and (iv) has in all other respects complied with the terms of Regulation S promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended (the “1933 Act”);

⌋ 2. The undersigned is delivering a written opinion of U.S. counsel to the effect that the securities issuable upon the exercise hereof are exempt from registration under the 1933 Act; or

⌋ 3. The undersigned (i) purchased the Warrants directly from the Company pursuant to the Option Agreement for its own account; (ii) is exercising the Warrants for its own account; (iii) is an “accredited investor,” as defined in Rule 501(a) of Regulation D under the 1933 Act, on the date of exercise of the Warrant; and (iv) the representations and warranties of the holder set forth in section 2.5(e) of the Option Agreement remain true and correct on the date hereof.

A-1

The undersigned holder understands that unless Box 1 above is checked, the certificate representing the Warrant Shares issued upon exercise of the Warrants exercised hereby will bear a legend set forth below:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF SKEENA RESOURCES LIMITED AND ITS SUCCESSORS (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (I) THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (II) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, AND, IN THE CASE OF (C)(II) AND (D), IF THE SELLER FIRST FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

In addition, the undersigned holder understands that the certificates representing the Warrant Shares issued on the exercise of the Warrant exercised hereby may bear the legends contained in and as per Section 2.2 of the Warrant Certificate.

[remainder of this page intentionally left blank]

A-2

In witness whereof the undersigned Holder has executed this Warrant Exercise Form on this ____________ day of _____ 20 ___.

(Name of Registered Owner)

(Signature of Registered Owner)

(Street Address)

(State/Province)	(ZIP /Postal Code)

NOTICE: The signature to this Warrant Exercise Form must correspond with the name written upon the face of the Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

[Signature Page of Warrant Exercise Form]

SCHEDULE “G”

Opinions of Optionee’s Counsel

1.	The incorporation and valid existence of Optionee.

2.	That Optionee has the corporate power and capacity to carry on its business as now carried on by it, to own its assets, to execute, deliver and perform its obligations under the Amended and Restated Option Agreement and to issue, create, deliver and sell, as applicable, the Payment Shares, the Warrants and the Warrant Shares.

3.	That all corporate action has been taken by Optionee to authorize the execution, delivery and performance of the Amended and Restated Option Agreement and to issue the Payment Shares, create and issue the Warrants and issue the Warrant Shares on due exercise of the Warrants.

4.	That the Amended and Restated Option Agreement has been duly authorized, executed and delivered by Optionee and constitutes a valid and binding obligation of Optionee enforceable against Optionee in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

5.	That the execution and delivery of the Amended and Restated Option Agreement, the performance of the obligations of Optionee thereunder, the compliance by Optionee with the terms and conditions thereof and the issue and sale of the Units do not constitute and will not constitute, with notice or lapse of time or with both notice and lapse of time, a breach of, or default under any statute or regulation of the Provinces of British Columbia or Ontario or any federal statute or regulation of Canada having the force of law binding upon Optionee and do not and will not conflict with the articles or notice of articles of Optionee.

6.	The authorized and issued share capital of Optionee.

7.	That the Payment Shares have been issued as fully paid and non-assessable Common Shares.

8.	That the Warrants have been duly and validly created and issued and the Warrant Shares have been authorized and allotted for issuance and, upon the due exercise of the Warrants and in accordance with its terms and conditions, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares.

9.	That Optionee is a “reporting issuer” not included on the list of issuers in default in the provinces of British Columbia, Alberta and Saskatchewan;

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10.	That the issuance and sale by Optionee of the Payment Shares and Warrants to Optionor in accordance with the terms of the Option Agreement are exempt from the prospectus requirements of the Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws to permit such issuance and sale;

11.	That the issuance of the Warrant Shares upon the due exercise of the Warrants will be exempt from the prospectus requirements of applicable Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws to permit such issuance and delivery;

12.	That no other documents will be required to be filed, proceedings, taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws in connection with the first trade of the Payment Shares or the Warrant Shares, as the case may be, provided that:

(a)	Optionee is and has been a reporting issuer in a jurisdiction of Canada for the four- month period immediately preceding the trade;

(b)	a period of four-months and one day has elapsed from the date of issue of the Units;

(c)	the trade is not a “control distribution” as defined in National Instrument 45-102;

(d)	no unusual effort is made to prepare the market or create a demand for such securities;

(e)	no extraordinary commission or other consideration is paid in respect of such trade;

(f)	if the seller is an insider or officer of Optionee, the seller has no reasonable grounds to believe that Optionee is in default of securities legislation; and

(g)	the certificates representing the Payment Shares and Warrant Shares, as the case may be, carried the appropriate legend provided under National Instrument 45-102.

SCHEDULE “H”

Investor Rights Agreement

(See Attached)

3

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT is made as of the ____ day of _________________, 2020,

BETWEEN:

SKEENA RESOURCES LIMITED

a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as the “Company”),

– and –

BARRICK GOLD INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as the “Investor”).

RECITALS:

A.	Pursuant to an amended and restated option agreement dated as of •, 2020 between the Investor and the Company (the “Option Agreement”), the Company has agreed, among other things, to issue 22,500,000 Common Shares (the “Shares”) and 11,250,000 warrants to purchase Common Shares at an exercise price of $2.70 per Common Share (the “Warrants”), to the Investor at the Closing.

B.	In connection with the Closing and the issuance of the Shares and the Warrants, the Company has agreed to grant certain rights to the Investor as set forth herein.

NOW THEREFORE, in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1.

GENERAL

1.1          Definitions

As used in this Agreement the following terms shall have the following respective meanings and grammatical variations of such terms shall have corresponding meanings:

“Acting Jointly or in Concert” has the meaning set forth in Section 5.1(a)(i);

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, through one or more Persons, Controls, or is Controlled by, or is under common Control with, such specified Person;

“Agreement” means this investor rights agreement between the Company and the Investor, as amended from time to time in accordance with the terms hereof;

“Board” means the board of directors of the Company;

“Board Designee” has the meaning set forth in Section 2.1(a);

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of British Columbia or in the Province of Ontario;

“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which the Company is a reporting issuer (or has analogous status);

“Canadian Securities Laws” means all applicable Canadian securities laws, the respective regulations, rules and orders made thereunder, and all applicable policies and notices issued by the Canadian Securities Authorities in the applicable jurisdictions in Canada and, where applicable, the rules or policies of the Exchange;

“Closing” has the meaning set forth in the Option Agreement;

“Closing Date” means the date on which the Closing occurs;

“Common Shares” means the common shares in the authorized share structure of the Company;

“Company” has the meaning set forth in the preamble hereto;

“Control”, “Controlled by” and “under common Control with”, as used with respect to any Person, means the beneficial ownership of more than 50% of the outstanding voting securities of such Person or the ability to elect the majority of the directors of such Person;

“Convertible Securities” means any security convertible, exchangeable or exercisable for or into, with or without consideration, Common Shares or other equity or voting securities of the Company, including any convertible debt securities, warrants, options or other rights issued by the Company;

“Dilutive Issuance” has the meaning set forth in Section 3.3(a);

“Downsize Notice” has the meaning set forth in Section 3.4(d)(ii);

“Downsized Entitlement” has the meaning set forth in Section 3.4(d)(ii);

“Exchange” means, as applicable, the TSX Venture Exchange or the Toronto Stock Exchange or the principal stock exchange or quotation system on which the Common Shares are listed;

“Exercise Notice” has the meaning set forth in Section 3.4(a);

“Governmental Entity” means: (a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise); (b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government; (c) any court, commission, individual arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; or (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association;

“Investor” has the meaning set forth in the preamble hereto;

“Issuance” has the meaning set forth in Section 3.1;

“M&A Transaction” means any amalgamation, merger, arrangement, corporate reorganization, acquisition, share or asset purchase or other business transaction involving the Company or any of its Subsidiaries, but shall exclude, for greater certainty, any internal reorganization undertaken by the Company.

“Market Price” means, in respect of any date, the “Market Price” of the Common Shares as determined in respect of such date pursuant to the TSX Company Manual, if the Common Shares are listed on the TSX at the relevant time, pursuant to the TSX Venture Exchange Corporate Finance Policies, if the Common Shares are listed on the TSX Venture Exchange at the relevant time, or if the Common Shares are not listed on the TSX or the TSX Venture Exchange at the relevant time, the closing price of the Common Shares on the trading day immediately prior to such date on such other exchange or marketplace as such shares are then traded (or at the “Market Price” otherwise determined pursuant to the rules of such other exchange or marketplace, if different);

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“Non-Cash Transaction” means a transaction, other than a Significant M&A Transaction, in which the Company issues Common Shares for non-cash consideration, or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business combination resulting in a combined corporation;

“Offered Securities” means any equity securities, voting securities or Convertible Securities of the Company;

“Offering” has the meaning set forth in Section 3.1;

“Offering Notice” has the meaning set forth in Section 3.1;

“Option Agreement” has the meaning set forth in the recitals hereto;

“Participation Right” has the meaning set forth in Section 3.2(a);

“Participation Right Notice Period” has the meaning set forth in Section 3.4(b);

“Parties” means, together, the Company and the Investor;

“Permitted Assign” means any Affiliate of the Investor;

“Person” means any individual, corporation or company with or without share capital, partnership, joint venture, association, trust, unincorporated organization, trustee, executor, administrator or other legal personal representative, Governmental Entity or entity however designated or constituted;

“Share Transaction” has the meaning set forth in Section 5.1(a)(i);

“Shareholder” means a shareholder of the Company and “Shareholders” means all of them;

“Significant M&A Transaction” means an M&A Transaction that results in the issuance, for non-cash consideration, of a number of Common Shares that is greater than 50% of the Company’s then issued and outstanding Common Shares (calculated immediately prior to such issuance).

“Spring Event” has the meaning set forth in Section 5.1(b);

“Stock Option Plan” means the existing stock option plan of the Company, last approved by the Shareholders on January 10, 2020;

“Subsidiary” means, with respect to any specified Person, any other Person that is (a) Controlled by the first Person or (b) Controlled by one or more Persons each of which is Controlled, directly or indirectly, by the first Person;

“Third Party” means any Person other than the Company and any of its Affiliates and the Investor and any of its Affiliates;

“Top-up Notice” has the meaning set forth in Section 3.3(c);

“Top-up Offering” has the meaning set forth in Section 3.4(c);

“Top-up Right” has the meaning set forth in Section 3.3(a);

“Top-up Securities” means (i) Common Shares issued to directors, officers, employees of or consultants to the Company and its Affiliates pursuant to the Stock Option Plan or any other security compensation plan of the Company (A) during the period beginning on July 5, 2020 and ending on November 5, 2020, but only in respect of Convertible Securities issued during that period and (B) on or after the date hereof; and (ii) Common Shares issued pursuant to a Non-Cash Transaction.

“Top-up Shares” has the meaning set forth in Section 3.3(a);

“Top-up Threshold” has the meaning set forth in Section 3.3(b);

“Transaction” has the meaning set forth in Section 5.1(b)(i);

“Upsize Notice” has the meaning set forth in Section 3.4(d);

“Upsize Option” has the meaning set forth in Section 3.4(d); and

“Warrants” has the meaning set forth in the recitals hereto.

1.2          Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this investor rights agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section of this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa;

(e)	and words importing the use of any gender shall include all genders;

(f)	the word “including” is deemed to mean “including without limitation”;

(g)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(i)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3          Recitals

The recitals form an integral part of this Agreement.

1.4         Currency

Except where otherwise expressly provided, all currency or money amounts in this Agreement are stated in Canadian dollars.

1.5          Time of Essence

Time shall be of the essence of this Agreement.

1.6          Determining Investor’s Percentage Ownership

(a)	All references to the Investor’s percentage ownership of Common Shares shall be calculated on a non-diluted basis, except as otherwise provided in this Agreement, and shall include all Common Shares owned directly or indirectly by the Investor, including Common Shares beneficially owned by Affiliates of the Investor.

(b)	In determining whether the Investor owns, directly or indirectly, at any time at least 10% of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants, any Common Shares issued as a result of Dilutive Issuances shall be treated as follows:

(i)	if the Investor has not yet had an opportunity to exercise its Top-up Right in respect of any Common Shares issued as a result of Dilutive Issuances as contemplated by Section 3.3(b), any Common Shares issued as a result of such Dilutive Issuances shall be disregarded for the purposes of determining the percentage of Common Shares owned by the Investor, and the Investor shall be deemed to own the percentage of Common Shares it would have held at such time if such Dilutive Issuances had not occurred; and

(ii)	if the Investor has had the opportunity in accordance with Section 3.4(c) to exercise its Top-up Right in respect of any Common Shares issued as a result of Dilutive Issuances as contemplated by Section 3.3(b), any Common Shares issued as a result of such Dilutive Issuances shall be counted in determining the percentage of Common Shares owned by the Investor, irrespective of whether the Investor exercised its Top-up Right.

ARTICLE 2.

COMPOSITION AND BOARD MATTERS

2.1          Board Composition and Representation

As long as the Investor owns in the aggregate 10% or more of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants, the provisions of this Section 2.1 shall apply.

(a)	The Investor shall be entitled to designate one individual to serve on the Board (the “Board Designee”) for so long as this Section 2.1 applies. For avoidance of doubt, the Investor shall have the right but not the obligation to nominate a Board Designee.

(b)	The Company covenants and agrees to appoint the initial Board Designee within five Business Days of receiving notice thereof from the Investor. The Investor shall consult with the Company in order to understand the Company’s preferences in respect of the skills and experiences that would, in its view, be appropriate in an individual serving on the Board. For avoidance of doubt, the Board Designee may be selected at the Investor’s sole discretion provided such Board Designee meets the necessary requirements for a board director under corporate law and Canadian Securities Laws applicable to the Company.

(c)	Provided that Barrick has designated a Board Designee in accordance with this Agreement, the Company shall, in respect of every meeting of Shareholders at which the election of directors to the Board is considered and at every reconvened meeting following an adjournment or postponement thereof, nominate for election to the Board such Board Designee, and shall use its commercially reasonable efforts to obtain Shareholder approval for the election of the Board Designee at such meeting of Shareholders (including by soliciting proxies in favour of the Board Designee) and to that end, the Company shall (i) support the Board Designee for election in a manner no less rigorous or favourable than the manner in which the Company supports all of its other nominees, and (ii) use commercially reasonable efforts to cause management of the Company to vote their Common Shares, and the Common Shares in respect of which management is granted a discretionary proxy, in favour of the election of the Board Designee at such meeting.

(d)	The Investor shall advise the Company of the identity of any Board Designee at least 15 Business Days prior to the date on which proxy solicitation materials are to be mailed for purposes of any meeting of Shareholders at which the election of directors to the Board is to be considered. If the Investor does not advise the Company of the identity of any such Board Designee prior to such deadline, then the Investor shall be deemed to have nominated its incumbent nominee. The Company shall advise the Investor of the mailing date of any such proxy solicitation materials at least 25 Business Days prior to such date.

(e)	In the event that a Board Designee is not elected to the Board at a meeting of Shareholders or a Board Designee resigns as a director or otherwise refuses to or is unable to serve as a director for any reason, including as a result of death or disability, the Investor shall be entitled to designate a replacement director and the Company agrees to appoint, subject to applicable laws and Exchange requirements, such individual to the Board to serve as a Board Designee until the next meeting of Shareholders at which the election of directors to the Board is considered.

(f)	Any employee of the Investor who serves as a Board Designee shall not be entitled to any salary or compensation from the Company for his or her service as a director of the Company. Notwithstanding the foregoing, each Board Designee shall be entitled to the benefit of customary director’s and officer’s liability insurance and a contractual indemnity agreement with the Company in the form entered into by the other directors of the Company with the Company.

2.2          Board Operations

The Company agrees and undertakes that, so long as the Investor both owns in the aggregate 10% or more of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants, and has a Board Designee appointed to the Board:

(a)	all notices of Board meetings shall be delivered by hand or transmitted by mail, fax or e-mail, in a manner consistent with the Company’s articles, policies and good corporate governance practices, and all such notices shall specify the time, date and place of the Board meeting and contain a brief but complete summary of all business on the agenda of the Board meeting; and

(b)	any director may participate in a Board meeting by means of a telephonic, electronic or other communication facility. A director participating by such means is deemed to be present at the Board meeting if so provided in the Company’s articles.

ARTICLE 3.

PARTICIPATION RIGHT & TOP-UP RIGHT

3.1          Notice of Issuances

Subject to Section 3.7 and Section 5.1(a), and provided that the Investor owns at least 10% of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants, if at any time after the date hereof the Company proposes to issue (any resulting issuance, the “Issuance”) any Offered Securities pursuant to a public offering, a private placement or otherwise (but excluding any issuances of Common Shares in respect of which the Top-up Right would be applicable) (each, an “Offering”), the Company will, forthwith, but in any event by the date on which the Company files a preliminary prospectus, registration statement or other offering document in connection with an Issuance that constitutes a public offering of Offered Securities, and at least five Business Days prior to the expected completion date of the Issuance or such shorter time as may reasonably be required in the context of a shelf prospectus Offering, give written notice of the Issuance (the “Offering Notice”) to the Investor including, to the extent known by the Company, full particulars of the Offering, including the number of Offered Securities, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the price per Offered Security to be issued under the Offering, if known, the name of any agent(s) or underwriter(s) expected to be involved in the Offering, the intended form of the Offering (e.g., bought deal, overnight marketed, fully marketed, private placement, etc.), the expected use of proceeds of the Offering, the expected closing date of the Offering and the entitlement of the Investor to participate in the Offering based on the information available to the Company at such time.

3.2          Participation Right

(a)	The Company agrees that, subject to Section 3.7 and Section 5.1(a), and provided that the Investor owns at least 10% of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants, the Investor (directly or through an Affiliate, in which case the provisions of this ARTICLE 3 shall apply mutatis mutandis) has the right (the “Participation Right”) to subscribe for and to be issued as part of an Offering, at the offering price per Offered Security determined pursuant to Section 3.6(a), and otherwise on substantially the same terms and conditions of the Offering (provided that, if the Investor is prohibited by Canadian Securities Laws or other applicable law from participating on substantially the same terms and conditions of the Offering, the Company shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as circumstances permit), as follows:

(i)	in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor to maintain a percentage ownership interest in the issued and outstanding Common Shares after giving effect to such Offering, that is the same as the percentage ownership interest that it had immediately prior to delivery of the Offering Notice (calculated in accordance with Section 1.6 and subject to the limitation that for so long as the restrictions set forth in Section 5.1(a) remain in place, the Participation Right shall not exceed the percentage limitation imposed by such section); and

(ii)	in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that will (assuming, for all purposes of this Section 3.2(a)(ii), the conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 3.2) allow the Investor to maintain the percentage ownership interest in the issued and outstanding Common Shares, after giving effect to such Offering, that is the same as the percentage ownership interest that it had immediately prior to delivery of the Offering Notice (calculated in accordance with Section 1.6 and subject to the limitation that for so long as the restrictions set forth in Section 5.1(a) remain in place, the Participation Right shall not exceed the percentage limitation imposed by such section).

(b)	Notwithstanding any other provision of this Section 3.2, if any Offering is to be conducted on a bought deal basis, then the Investor may, in its sole discretion, choose not to participate in such Offering but instead elect, within two Business Days after the date of receipt of an Offering Notice, to exercise its rights under this Agreement through a private placement to be completed concurrently with the completion of such Offering at the same price per Offered Security as under the Offering and, in such case, shall notify the Company in its Exercise Notice of such election; provided that, if the Investor is offered an opportunity to fully participate in a bought deal prospectus offering and elects to proceed by way of a private placement, and such election would result in the Company having to obtain shareholder approval, the Investor will not be permitted to participate by way of private placement and may only elect to participate in the Offering.

3.3          Top-up Right

(a)	Without limiting Section 3.2, the Company agrees that, subject to the terms of this Section 3.3 and to Sections 3.7 and 5.1(a), provided that the Investor owns at least 10% of the issued and outstanding Common Shares on a partially diluted basis, assuming the exercise, in full, of the Warrants the Investor (directly or through an Affiliate, in which case the provisions of this ARTICLE 3 shall apply mutatis mutandis) has the right (the “Top-up Right”) to subscribe for and to be issued in connection with the issuance of Top-up Securities (a “Dilutive Issuance”) up to such number of Common Shares (the “Top-up Shares”) that will allow the Investor to maintain a percentage ownership interest in the issued and outstanding Common Shares, after giving effect to such Dilutive Issuances referenced in the Top-up Notice (as defined below), that is the same as the percentage ownership interest that it would have had but for the Dilutive Issuances referenced in the Top-up Notice (subject to the limitation that for so long as the restrictions set forth in Section 5.1(a) remain in place, the Top-up Right shall not exceed the percentage limitation imposed by such section).

(b)	The Top-up Right shall be exercisable from time to time following Dilutive Issuances that result in the reduction of the percentage ownership interest of the Investor by 1.0%, in the aggregate (the “Top-up Threshold”) based on the most recently available information to the Company as to the Investor’s percentage ownership interest.

(c)	Subject to Section 3.3(d), within 10 Business Days of the date on which a Top-up Threshold is achieved, the Company shall deliver a written notice (a “Top-up Notice”) to the Investor notifying the Investor that its Top-up Right has become exercisable and setting out the number of Common Shares issued pursuant to, and the total number of issued and outstanding Common Shares following, such Dilutive Issuances from the end of the last period in respect of which a Top-up Notice was delivered (or, in respect of the first Top-up Notice, (i) during the period beginning July 5, 2020 and ending November 5, 2020 in respect of Convertible Securities issued during that period and (ii) from the date hereof, in the aggregate).

(d)	Notwithstanding Section 3.3(a), Section 3.3(b) or Section 3.3(c), if a Top-up Threshold is achieved, or is likely to be achieved, as determined by the Company acting reasonably, prior to the date on which a record date for a meeting of Shareholders is to be set, prior to setting a record date for a meeting of Shareholders, the Company shall deliver a Top-up Notice to the Investor and, if the Investor delivers an Exercise Notice in accordance with Section 3.4 in response to a Top-up Notice delivered pursuant to this Section 3.3(d), the Company shall in accordance with the provisions of this ARTICLE 3, promptly, and in any event prior to declaring the record date for such Shareholder meeting, complete a Top-up Offering to the Investor.

3.4	Exercise Notice

(a)	If the Investor wishes to exercise the Participation Right or the Top-up Right, the Investor shall give, following receipt of an Offering Notice or a Top-up Notice, as the case may be, written notice to the Company (the “Exercise Notice”) of its intention to exercise such right and of the number of Offered Securities or Top-up Shares that the Investor wishes to subscribe for and purchase pursuant to the Participation Right or the Top-up Right, as applicable.

(b)	With respect to an Offering, the Investor shall deliver an Exercise Notice to subscribe to an Offering within five Business Days after the date of receipt of an Offering Notice or in the case of a public offering that is a bought deal or other expedited form of offering, within two Business Days of receipt of an Offering Notice (in each case, the “Participation Right Notice Period”), failing which the Investor will not be entitled to exercise the Participation Right in respect of such Offering and any rights that the Investor may have had to subscribe for any of the Offered Securities shall be extinguished in respect of such Offering.

(c)	With respect to a Top-up Offering, the Investor shall deliver an Exercise Notice to subscribe to a Top-Up Offering within 10 Business Days after the date of receipt of a Top-up Notice, failing which the Investor will not be entitled to exercise the Top-up Right in respect of the Dilutive Issuances set forth in the Top-up Notice and any rights that the Investor may have had to subscribe for any Top-up Shares issuable in relation to such Dilutive Issuances shall be extinguished. The Company and the Investor shall in accordance with the provisions of this ARTICLE 3, promptly, and in any event within 10 days of the date on which the relevant Exercise Notice is delivered with respect to a Top-up Notice, complete an offering of the number of Top-up Shares that the Investor wishes to subscribe for pursuant to the Top-up Right, as specified in the Exercise Notice, at an offering price per Top-up Share determined pursuant to Section 3.6(b) (each, a “Top-up Offering”).

(d)	Each Exercise Notice shall constitute a binding agreement by the Investor to subscribe for and take up, and by the Company to issue and sell to the Investor, the number of Offered Securities or Top- up Shares, as applicable, that the Investor agrees to subscribe for in its Exercise Notice. In respect of an Offering:

(i)	If the Company at any time proposes to increase the number of any Offered Securities to be issued in the Offering, the Company shall, by notice in writing delivered to the Investor (the “Upsize Notice”), give the Investor the option to subscribe for its pro rata share of the additional Offered Securities (the “Upsize Option”). The Investor shall be entitled to exercise the Upsize Option by delivering a new Exercise Notice to the Company. If no new Exercise Notice is delivered by the Investor to the Company within 24 hours of receipt by the Investor of the Upsize Notice, the Exercise Notice of the Investor delivered in respect of the original Offering Notice shall continue in full force and effect.

(ii)	If for any reason the number of Offered Securities to be issued in the Offering is reduced or otherwise less than the number of Offered Securities set out in the Offering Notice, the Company shall provide written notice to the Investor (the “Downsize Notice”) confirming the new number of Offered Securities of the Offering and the corresponding pro rata reduction of the entitlement of the Investor to participate in the Offering (the “Downsized Entitlement”); provided that no such reduction shall be made to the extent that such reduction would result in a reduction of the percentage ownership interest of the Investor following completion of such Offering. Following delivery of the Downsize Notice, the Exercise Notice and the Downsize Notice shall together constitute a binding agreement by the Investor to subscribe for and take up, and by the Company to issue and sell to the Investor, the number of Offered Securities equal to the Downsized Entitlement and the Investor will be entitled to a refund (to be paid to the Investor within two Business Days of completion of the Offering) to the extent that it has already remitted funds to the Company in payment in connection with such Offering.

(e)	If the Company has not issued the Offered Securities in connection with an Offering within 90 days of the expiry of the relevant Participation Right Notice Period, the Company shall not thereafter proceed with such Offering without providing the Investor with a new Offering Notice and further opportunity to deliver an Exercise Notice in respect of such Offering.

3.5       Issuance of Offered Securities and Top-up Shares

(a)	The Company agrees to take any and all commercially reasonable steps as are required to facilitate the rights of the Investor set forth in this ARTICLE 3, including: (i) undertaking a private placement or directed offering of Offered Securities to the Investor as part of or concurrently with such Offering; (ii) if required, increasing the size of the Offering to satisfy its obligations to the Investor pursuant to Sections 3.2 and 3.4; and (iii) undertaking a private placement of Top-up Shares to the Investor, in each case, subject to compliance with applicable law and obtaining any regulatory or other approvals required by applicable law or the Exchange.

(b)	If the Company receives an Exercise Notice from the Investor, then the Company shall use its commercially reasonable efforts to obtain all required approvals (including the approval(s) of the Exchange and any required approvals under Canadian Securities Laws and, subject to Section 3.5(c), any Shareholder approval required under applicable law, including by using commercially reasonable efforts to cause management and each member of the Board to vote their Common Shares and any shares of the Company entitled to vote on the matter and all votes received by proxy granting discretion to the proxy holder in favour of the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor), in order to issue to the Investor, against payment of the subscription price payable in respect thereof (as determined pursuant to Section 3.6(a) or 3.6(b), as applicable), that number of Common Shares or other Offered Securities, as applicable, set forth in the Exercise Notice.

(c)	If the Company is required by the Exchange or otherwise under applicable law to seek Shareholder approval for the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor, then the Company shall: (i) call and hold a meeting of its Shareholders to consider the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor as soon as reasonably practicable, and in any event such meeting shall be held within 90 days after the date that the Company is advised by the Exchange or other applicable Governmental Entity that it will require Shareholder approval; and (ii) recommend approval of the issuance of the Offered Securities or the Top-up Shares, as applicable, to the Investor and shall solicit proxies in support thereof. The Investor shall have a reasonable advance right to review and provide comments on all materials to be provided to the Shareholders in connection with such meeting, and the Company shall give reasonable consideration to all such comments made and shall incorporate all comments that relate to or refer to the Investor, to the extent commercially reasonable.

(d)	If the purchase and sale of any Offered Securities or Top-up Shares, as applicable, to the Investor is delayed as a result of the need to obtain Exchange, Shareholder or any other approval: (i) such sale shall be completed within five Business Days of receipt of the last of the required approvals; and (ii) any decrease in the percentage ownership interest of the Investor occurring between the time of the delivery of the Offering Notice or Top-up Notice and the issuance of Offered Securities or Top-up Shares, as applicable, to the Investor pursuant to its Exercise Notice shall be disregarded for all purposes of this Agreement and, notwithstanding any other provision of this Agreement, the percentage ownership interest of the Investor shall be deemed to be unchanged until the Offered Securities or Top-up Shares, as applicable, subscribed by the Investor in its Exercise Notice have been issued and sold to the Investor.

3.6       Offering Price

(a)	The Participation Right will be exercisable by the Investor at the offering price made available by the Company to other investors in such Offering; provided that if the offering price is lowered by the Company in the course of any such Offering, the Investor will be entitled to pay the lowest price paid to the Company by any investor in the relevant Offering without regard to any applicable fees or commissions (except for any such fees or commissions that are paid or payable to the ultimate beneficial purchasers of such Offered Securities) in respect of each class of securities issued (and the Investor will be entitled to a refund (to be paid to the Investor within two Business Days of completion of the Offering) to the extent that it has already remitted funds to the Company in payment in connection with such Offering) and otherwise on substantially the same terms and conditions offered to other investors in the Offering.

(b)	The Top-up Right will be exercisable by the Investor at the Market Price calculated as at the date on which the applicable Exercise Notice is delivered, subject to Exchange approval.

3.7       Issuances Not Subject to Rights

Notwithstanding anything to the contrary contained herein, neither the Participation Right nor the Top-up Right will apply to any Issuances in the following circumstances:

(a)	a rights offering that is open to all Shareholders of the Company, including the Investor;

(b)	any share split, share dividend or recapitalization of the Company or any Subsidiary, provided that the beneficial Shareholders of the Company or such Subsidiary, as applicable, do not change as a result thereof;

(c)	for compensatory purposes, Issuances of stock options or other Convertible Securities to directors, officers, employees of or consultants to the Company and its Affiliates pursuant to the Stock Option Plan or any other security compensation plan of the Company (provided that the Top-up Right shall apply to Issuances of Common Shares pursuant to such stock options or other Convertible Securities);

(d)	an Offering of Offered Securities or Top-up Shares to the Investor or any of its Affiliates;

(e)	Issuances of Common Shares pursuant to the conversion of Convertible Securities that were Offered Securities issued pursuant an Offering, irrespective of whether the Investor exercised its Participation Rights in relation to such Offered Securities; or

(f)	a Significant M&A transaction.

ARTICLE 4.

COVENANTS

4.1       Reporting Issuer Status and Listing of Common Shares

The Company shall, during the term of this Agreement, use commercially reasonable efforts to:

(a)	maintain the Company’s status as a “reporting issuer” not in default under the Canadian Securities Laws in British Columbia, Alberta and Saskatchewan; and

(b)	maintain the listing of the Common Shares on the Exchange,

provided that these covenants shall not restrict or prevent the Company from engaging in or completing any transaction which would result in the Company ceasing to be a “reporting issuer” or the Common Shares ceasing to be listed on the Exchange, provided that: (i) the holders of Common Shares receive: (A) cash; (B) securities of an entity which is listed on a stock exchange in Canada or such other exchange as may be agreed upon by the Company; or (C) a combination of (A) and (B); or (ii) the Investor or the holders of the Common Shares have approved or otherwise consented to the transaction (by the requisite majority required under applicable securities and corporate law).

4.2       No Conflict

The Company covenants and agrees that any shareholder rights plan or similar instrument, or advance notice by-law or policy or similar instrument, of or adopted by the Company shall not restrict, limit, prohibit or conflict with the exercise by the Investor of its nomination rights under Section 2.1 or its Participation Right or Top-up Right in ARTICLE 3.

ARTICLE 5.

STANDSTILL AND VOTING

5.1       Standstill

(a)	Subject to the terms and conditions of this Section 5.1, for a period of 18 months following the date hereof, neither the Investor nor any of its Affiliates will, without the prior approval of the Company:

(i)	acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase, merger, take-over bid, business combination or otherwise, individually or acting jointly or in concert with any other Person (as determined in accordance with Section 1.9 of NI 62-104, hereinafter referred to as “Acting Jointly or in Concert”), any voting securities of the Company and/or Convertible Securities (a “Share Transaction”) if such Share Transaction would result in the Investor and its Affiliates having, directly or indirectly, beneficial ownership of, or control or direction over, more than 19.9% of an outstanding class of voting securities of the Company (calculated in accordance with Section 1.8 of NI 62-104);

(ii)	directly or indirectly, make, or in any way participate in, any solicitation of proxies to vote, or encourage, seek to advise or influence any other Person (other than an Affiliate of the Investor) with respect to the voting of any voting securities of the Company (other than in respect of the voting securities of the Company held by the Investor pursuant to subsection (a)(i) of this Section 5.1 or Section 5.1(c));

(iii)	otherwise act alone or in concert with others to seek to control the management of the Company or the Board or policies of the Company, other than through any Board Designee that may be elected to the Board;

(iv)	enter into any discussions, arrangements, understandings or agreements, whether written or oral, with, or advise, finance, aid, assist or encourage any other Person with respect to the foregoing; or

(v)	make any public announcement with respect to the foregoing, except as may be required by applicable law, regulatory authorities or stock exchanges.

(b)       The restrictions contained in Section 5.1(a) shall terminate immediately upon the earlier of (each a “Spring Event”):

(i)	the date on which the Company or the Board announces an intention to agree or agrees with a Third Party to a merger, amalgamation, arrangement or similar transaction or the sale, directly or indirectly, of all or substantially all of the assets of the Company (collectively, a “Transaction”) which, if such Transaction is successfully completed, will result in shareholders of the Company holding less than 50% of the outstanding voting securities of the resulting corporation or entity;

(ii)	the date on which the Company enters into an agreement with a Third Party pursuant to which the Company has agreed to support and recommend, or announces its support for or recommendation in favour of, a take-over bid or tender or exchange offer for more than 50% of the outstanding voting securities of the Company made by a Third Party (or an Affiliate of such Third Party);

(iii)	the date upon which a Third Party makes an unsolicited take-over bid or tender or exchange offer for more than 50% of the outstanding voting securities of the Company, or announces an intention to do so;

(iv)	the date on which the Company or any of its Affiliates agrees to the transfer, sale or other disposition, directly or indirectly, of all or substantially all of the assets of the Company, on a consolidated basis, or announces an intention to do so; or

(v)	the date on which a Third Party (together with any Affiliates) enters into an agreement to acquire, or acquires, (A) direct or indirect beneficial ownership of, (B) the right to exercise control or direction over, or (C) a combination of direct or indirect beneficial ownership of and the right to exercise control or direction over securities of the Company, which together with any securities already directly or indirectly held or controlled by the Third Party and its Affiliates, in aggregate would constitute more than 50% of the voting rights attached to the outstanding voting securities of the Company.

(c)	The restrictions in this Section 5.1 shall not prevent the Investor or any of its Affiliates from acquiring securities of the Company where such acquisition results from the Investor’s or any of its Affiliates’ acquisition of the securities of a Person or company which acquired the securities of the Company without the Investor’s solicitation or breach of this Agreement, provided that the primary assets of such Person are not Common Shares, voting securities or other securities convertible into Common Shares.

(d)	Notwithstanding anything in this Section 5.1, the Investor shall be permitted at any time to make a confidential proposal to the Board regarding any of the transactions or activities contemplated in Section 5.1(a), to enter into confidential discussions or negotiations with the Board with respect to the terms of any such transactions or activities and to enter into any agreement with the Company providing for or relating to the consummation of any such transactions or activities.

ARTICLE 6.

MISCELLANEOUS

6.1       Governing Law; Specific Performance

(a)	This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws applicable therein.

(b)	Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

(c)	It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order, without bond. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

6.2       Amendments

No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and executed by all Parties hereto, provided that any amendment shall be subject to any required notice to and approval of the Exchange.

6.3       Successors and Assigns

The rights provided by this Agreement may only be assigned, in whole or in part, by the Investor to a Permitted Assign without the prior approval of the other Parties conditional upon the Investor guaranteeing to the Company the performance of the obligations of the Permitted Assign prior to any such assignment. Upon such assignment, the Permitted Assign shall be treated as the Investor for all purposes under this Agreement, except that any entitlements to notice and any entitlements to furnished documentation pursuant to this Agreement shall be satisfied by the Company through delivery to the transferring Investor on behalf of the Permitted Assign. Except as otherwise expressly provided, the provisions prescribed herein shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties and Permitted Assigns hereto.

6.4       Entire Agreement

This Agreement, the Option Agreement and the other agreements and documents delivered pursuant hereto and thereto constitute the full and entire understanding and agreement between the Parties with regard to the subject hereof and no Party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

6.5       Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon a determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible.

6.6       Delays or Omissions

It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any holder, upon any breach, default or noncompliance of any Party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Party’s part of any breach, default or noncompliance under the Agreement or any waiver on such Party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to holders, shall be cumulative and not alternative.

6.7       Further Assurances

Each of the Parties shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

6.8       Filing of Agreement

The Parties hereby agree that if the Company determines that Canadian Securities Laws require it to file this Agreement (and any amendment hereto) on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval, www.SEDAR.com, the Investor shall be given prior notice of such filing and the opportunity to review and provide comments on the redactions to this Agreement (or of any amendment hereto) that should be made prior to such filing by the Company, and the Company shall file such redacted version only after incorporating any commercially reasonable comments of the Investor.

6.9       Notices

Any notice under this Agreement shall be given in writing and either delivered, sent by electronic means (including email) or mailed by prepaid registered post to the Party to receive such notice at the address or email address indicated below:

(a)	to the Company at:

Skeena Resources Limited.

Suite 650, 1021 West Hastings Street

Vancouver, British Columbia V6E 0C3

Attention:   President

Email:    [Redacted]

with a copy (which shall not constitute notice) to:

McCarthy Tetrault LLP

Suite 5300

TD Bank Tower

Box 48, 66 Wellington Street West

Toronto ON M5K 1E6

Attention:	[Redacted]
Email:	[Redacted]

(b)	to the Investor at:

Barrick Gold Inc.

TD Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, ON M5J 2S1

Canada

Attention:	[Redacted]
Email:	[Redacted]

With a copy to:

Attention:	General Counsel
Email:	[Redacted]

or such other address or email address as such Party may hereafter designate by notice in writing to the other Parties. If a notice is delivered, it shall be effective from the date of delivery; if such notice is sent by electronic means during normal business hours of the addressee, it shall be effective on the Business Day such notice is sent and, if not sent during normal business hours of the addressee, then on the Business Day following the date such notice is sent; and if such notice is sent by mail, it shall be effective seven Business Days following the date of mailing, excluding all days when normal mail service is interrupted.

6.10       Counterparts

This Agreement may be executed in any number of counterparts (whether by fax or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one instrument.

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IN WITNESS WHEREOF, the parties hereto have executed this Investor Rights Agreement as of the date set forth above.

SKEENA RESOURCES LIMITED

Name:
Title:

BARRICK GOLD INC.

Name:
Title:

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